

Presentation to HomeStreet Shareholders

May 2019



www.FixHMST.com

Vote The BLUE Proxy Card "FOR" Charles Griege and Ron Tanemura

To Refresh HomeStreet's Board of Directors



CHARLES W. GRIEGE, JR

- Founder and Managing Partner of Blue Lion Capital since 2005

- Bank investor for over 30 years with excellent returns and an investor in HomeStreet since 2012

- Over eighteen months ago, recommended substantially all of the turnaround plan currently being implemented by HMST

- Worked at the Federal Home Loan Bank of Dallas during the savings and loan crisis

- **Has broad capital markets experience including analyzing bank financials, strategy and capital allocation**



RONALD K. TANEMURA

- Director of post-reorganization of Lehman Brothers since 2012, helped to resolve one of the most complex bankruptcies in history

- Former Partner, Global Co-Head of Credit Derivatives and member of Firmwide Credit Policy Committee and the FICC Risk Committee at Goldman Sachs

- Director of TPG Specialty Lending, Inc. since 2012, a middle-market business lender. Former director of ICE Clear Credit and ICE Clear Europe

- **Has broad experience in the financial services industry, deep understanding of risk, service on the boards of highly regulated financial companies and strong corporate governance experience**



Who Is Blue Lion Capital?

Blue Lion History

- Founded in 2005 with a value investment philosophy
- Launched dedicated Bank Fund in April 2011
- Analyzed hundreds of public and private banks in the U.S and invested in fewer than 70

Our History With HomeStreet

- Invested at the IPO in 2012
- Have had significant dialogue since then; we believe virtually all of our ideas were ignored
- Although Blue Lion has never been an activist before, HomeStreet was the worst performing bank in our portfolio, and we believed fixable
- **Blue Lion Capital's investment performance relative to the KRX and HomeStreet speaks volumes about our capabilities***

Blue Lion Capital 175%

KRX Index 90%

HomeStreet 10%

165% Difference

Dec-12 Jun-13 Dec-13 Jun-14 Dec-14 Jun-15 Dec-15 Jun-16 Dec-16 Jun-17 Dec-17 Jun-18 Dec-18

*Unaudited monthly long portfolio performance through April 2019



3

HomeStreet Profile

Overview Of Operations

- **Private bank founded in 1921 based in Seattle, WA**
- Chartered in Washington State
- Completed its IPO in February 2012
- Market Capitalization of $760 million
- Pro-forma Total assets of $6.8 billion*

- **63 retail branches located in strong growth markets in the Western U.S. and Hawaii**
- **Primary markets include:**
  - Seattle, Tacoma and Bellevue WA
  - Portland, OR
  - Los Angeles, Long Beach, San Diego CA
  - Honolulu HI

- **2 Historic Operating Segments:**
  - Mortgage Banking (currently being restructured)
  - Commercial & Consumer Banking
- Commercial bank principally does commercial real estate lending

*Pro-forma includes expected closing of announced mortgage origination and MSR sales

Key Statistics

	Q1'19
Assets ($Ms)	$7,171
Total Gross Loans	$5,346
Deposits	$5,178
ROA	(0.10%)
ROE	(0.91%)
NIM	3.11%
Efficiency Ratio	100.66%

Historical Segment Breakdown



% of 2018 Revenues

Mortgage Banking 48%

Commercial & Consumer Banking 52%



2018 Net Income

Commercial & Consumer Banking   Mortgage Banking

Source: Company disclosures and Bloomberg



Why Is HomeStreet Attractive to Blue Lion Capital?

HomeStreet Can Be a Great Bank and a Great Investment

Some of the Best Markets in the United States	• Growth oriented MSAs • Favorable demographic trends • High median household income
Valuable Deposit Franchise	• Solid deposit franchise • Limited reliance on non-core funding after mortgage segment restructuring
Healthy Loan Portfolio	• Clean balance sheet with minimal exposure to NPAs • Enough diversity in lending expertise to generate adequate returns
Very Cheap Valuation	• HMST is valued at 1.06x TBV • Valuation limits downside while providing substantial opportunity • De minimis core deposit premium
Scalable Assets	• With $7.2 billion in assets, HMST is large enough to be competitive and generate strong returns
Numerous Opportunities To Improve Returns	• Eliminate wasteful spending • Reduce costs in commercial bank • Re-align management incentives



Fifteen Reasons A Refreshed Board is Needed at HomeStreet

1 Substantial TSR underperformance over 1-, 3-, and 5-years

2 Slow to adjust strategy and exit mortgage businesses

3 Low valuation is evidence of lack of market confidence in management

4 Performance is among worst at any bank in the U.S.

5 Spent **$360** million on capex and acquisitions with no return

6 Misaligned executive compensation

7 **7** consecutive earnings misses 2016-2018

8 Priced secondary offering days before missing earnings guidance by **84%**

9 Consistently misleads shareholders on performance

10 Numerous corporate governance failures

11 Manipulated election machinery (**4 times**)

12 Coarse and damaging internal culture

13 Significant CFO/Management turnover

14 History of SEC violations, fines and whistleblower lawsuit

15 Related party transactions undisclosed to shareholders



HomeStreet's Underperformance



HomeStreet Has Significantly Underperformed Its Peers

HomeStreet significantly underperforms all peers and the KRX on TSR over a one-, three-, and five-year basis.

TSR THROUGH DECEMBER 31, 2018

1-year



- 9%
- 17%
- 27%

3-year



+ 39%
+ 17%
- 2%

5-year



+ 52%
+ 27%
+ 7%

— HomeStreet
— KBW Regional Bank Index
— HomeStreet Peers*

Source: FactSet. Data as of market close on 12/31/2018. Peers are equal weighted.
*Pacific NW Peers: BANR, GBCI, COLB, HFWA; CA Peers: PPBI, WABC, CVBF and TCBK.



1 There is No Escaping the Conclusion of Underperformance

WORST AMONG PEERS

- HomeStreet has underperformed **all peer groups** and relevant **indices** on TSR over a one-, three- and five-year time horizon
- Its 5-year TSR is **only 6.8%** vs. its peers' median of 45.7% and the KBW Regional Banking Index of 26.9%

Total Shareholder Return Relative to Peers

	1-Year	3-Year	5-Year
Pacific Northwest Peers	-26.0%	-48.4%	-51.0%
California Peers	-16.1%	-31.4%	-25.8%
HomeStreet's Chosen Peers	-19.0%	-29.5%	-36.1%
KBW Bank Index (BKX)	-9.0%	-27.6%	-31.0%
KBW Regional Banking Index (KRX)	-9.2%	-19.1%	-20.1%
S&P 500 Banks Industry (GICS 4010)	-10.2%	-29.5%	-41.5%
Russell 2000 Index (RTY)	-15.6%	-25.9%	-17.2%
S&P 500 Index (SPY)	-22.3%	-32.6%	-43.4%

Source: Bloomberg, as of 12/31/2018; Pacific Northwest Peers: COLB, BANR, GBCI, HFWA; California Peers: PPBI, TCBK, WABC, CVBF; HomeSteet's chosen peers reported in the Company's Form 10-K for fiscal year 2018, filed with the SEC on March 6, 2019. Peer numbers are medians.



HomeStreet vs. Peers Ranked by TSR

One-Year TSR

1. Glacier Bancorp, Inc.
2. Banner Corporation
3. Heritage Financial Corporation
4. Westamerica Bancorporation
5. TriCo Bancshares
6. CVB Financial Corp.
7. Columbia Banking System
→ 8. **HomeStreet**
9. Pacific Premier Bancorp

Three-Year TSR

1. Heritage Financial Corporation
2. Glacier Bancorp, Inc.
3. TriCo Bancshares
4. Westamerica Bancorporation
5. CVB Financial Corp.
6. Banner Corporation
7. Columbia Banking System
8. Pacific Premier Bancorp
→ 9. **HomeStreet**

Five-Year TSR

1. Heritage Financial Corporation
2. Pacific Premier Bancorp
3. Columbia Banking System
4. Glacier Bancorp, Inc.
5. CVB Financial Corp.
6. Banner Corporation
7. TriCo Bancshares
8. Westamerica Bancorporation
→ 9. **HomeStreet**

WORST AMONG PEERS





■ HomeStreet ■ Pacific NW Peers ■ California Peers





HomeStreet Inc   **KBW Regional Banking Index**
SNL U.S. Bank and Thrift Index

- 167.7%
- 154.0%
- 120.1%

As of May 14, 2019
Extracted From HMST's 2019 letter to shareholders

To complete its IPO on the third attempt, HMST priced the offering at 63% of tangible book value

HMST wants to take credit for the stock appreciating to tangible book value

Since its IPO, **79% of HMST's TSR occurred in 2012**

Total Return	IPO – YE2012	2013 - 2018
HMST	112.9%	-15.1%
Pac NW Peers	8.5%	144.0%
CA Peers	2.3%	126.0%
KRX	2.9%	86.3%

Source: Bloomberg. Pacific NW Peers: BANR, GBCI, COLB, HFWA; CA Peers: PPBI, WABC, CVBF and TCBK.

2

HomeStreet Belatedly Exited Some of the Mortgage Segment
Blue Lion Recommended Restructuring This Segment More Than 18 Months Ago

- Blue Lion recommended HomeStreet monetize its single family mortgage servicing business and restructure its mortgage origination business

- The mortgage servicing business was a valuable asset that analysts and investors had overlooked, yet it was:

  - Subscale

  - High-cost due to Seattle, WA location

  - Very capital intensive because of risk-based capital rules

- Despite these significant drawbacks, HomeStreet had the highest ratio of Mortgage Servicing/Risk-Based Capital of any bank in the U.S.[1]

- HomeStreet's mortgage origination business required substantial restructuring due to:

  - High-cost, stand-alone lending centers

  - Volume-driven expansion into Arizona and California

  - Compensation driven by volume rather than profitability

- Both business lines are highly interest rate sensitive, require complex hedging activities, are volatile and as a result difficult to predict

- For 18 months, HomeStreet maintained that its mortgage servicing and mortgage origination businesses were core to the bank's strategy

- Now, belatedly, HomeStreet is finally exiting a portion of that business

- In the meantime, we believe HomeStreet's mortgage origination business lost > $50 million from 2017-2018



[1] Source: SNL &Piper Jaffray. As of Q4'17. Banks with >$1B in assets and MSR >$1

HomeStreet Initially Refused Almost All Our Recommendations And Now Embraces Them As Its Own Ideas

Blue Lion spent a considerable amount of time and resources over the last 2 years developing and sharing several business improvement initiatives with the Company and the Board. HomeStreet largely dismissed our ideas and disparaged us publicly. Now, the Board has adopted many of them.

November 2017 - May 2018 BLC Recommendations	April/May 2018 HomeStreet's Response	2019 HomeStreet's Disclosed Plan
Sell the Single Family Mortgage Servicing Rights (SF MSRs) because HMST is a sub-scale and high cost servicer. Further, HMST has the highest ratio of MSRs to risk-based capital of any bank in the U.S.	"The sale of the SF MSRs would lead to the loss of $600 million of low cost deposits, forcing the bank to reduce its loan portfolio by a like amount. Further, our loan officers would lose $700 million of mortgage refinance income. The total effect of the above would be a **negative impact to pre-tax income of approximately** $30.7 million." (HomeStreet's presentation 5/21/2018)	In the last 10 months, HMST has sold 77% of its SF MSRs. "This series of transactions will help to "redefine" our business and …..**substantially mitigate the impact of this cyclical and volatile earnings stream.**" (HomeStreet's 1Q 2019 earnings release)
A sale of the MSRs would free up a significant amount of capital that could be used to repurchase stock.	"A sale of our MSRs and subsequent stock buyback as suggested by Blue Lion **would have a detrimental impact on future operations.**" (HomeStreet's letter to shareholders 5/9/2018)	"These transactions, particularly the sale of the MSRs , have **provided substantial regulatory capital relief supporting a share repurchase** authorization of up to $75 million of our common stock." (HomeStreet's 1Q 2019 earnings release)
Mortgage Origination Business: Sell / close all mortgage lending centers that fail to earn cost of capital, assuming fully allocated corporate costs. **Reduce lending center footprint** to legacy Pacific Northwest Region. Target efficiency ratio of 87% in 2019 vs. 99.1% in 2017	"We believe that suggesting the Mortgage Banking segment can materially reduce expenses in the current mortgage cycle … without adversely affecting revenues is unreasonable." (HomeStreet's presentation 5/21/2018)	"The Board of Directors made the difficult decision to explore the potential sale of our mortgage banking…concluding that the change would be in the best interests of the Company and its shareholders. **Our mortgage banking business … will be substantially smaller** focused on our retail deposit network and regional markets." (HomeStreet's press release 2/15/2019)
Blue Lion recommends that HomeStreet reallocate capital from its mortgage segment to the Commercial Bank	"We believe Blue Lion's suggestions and analysis are **not informed by actual banking operational experience** and would result in a dilutive impact on forward EPS and **negatively affect the Company's financial performance.**" (HomeStreet presentation 5/21/2018)	**"These transactions align with our long-term strategic goal** of reducing our reliance on this cyclical and volatile earnings stream and increasing our reliance on the more stable earnings from our Commercial Bank." (HomeStreet press release 4/4/2019)



2 Even Now, HMST's Mortgage Restructuring Plan is a Half Measure

We believe management has been disingenuous in claiming that the recent agreements to sell most of its single family mortgage servicing rights and exit the lending center mortgage origination business will "redefine HomeStreet"

- $68 million of single family mortgage servicing rights remain on the balance sheet
- Future originated mortgages will be sold and the mortgage servicing rights retained
- Implied management guidance is for annual single family mortgage originations of $1.5 billion*
- Management has given no guidance on the profitability of this business line. In 2018, HomeStreet originated $5.5 billion of mortgages. Blue Lion estimates HomeStreet lost > $34 million pre-tax in this business line
- Analysts agreed with this assessment by reducing earnings estimates and cutting price targets due to much higher mortgage originations than originally modeled.

ANALYSTS ARE NOT CONVINCED OF HOMESTREET'S RESTRUCTURING PLAN

*"Our lowered rating and Price Target reflect our expectation that mortgage banking revenues could comprise a greater portion of operating revenue and expenses going forward than we previously estimated….. **a discount to HMST's forward earnings is warranted due to a greater contribution of more volatile gain on sale revenue to composite earnings**"*

– Tim Coffey, 5/1/19 FIG Partners



*"Expecting A 1Q19 Info Feast, Turns Out Only Appetizers Served….. We looked forward to this release as an information feast, but **the meal was light on details.**"*

– Jeff Rulis, 5/1/19 D|A|DAVIDSON



* From HMST Q1'19 Earnings Call Transcript



Market Assigns Low Multiple to HomeStreet
Consistently Below Peer Group Valuation

We believe the Company's low valuation relative to peers is evidence that shareholders have no confidence in management and the strategic direction set by the Board

HISTORICAL PRICE / TANGIBLE BOOK VALUE

— HMST — Peer Median

2.0x

1.06x

As Of May 23, 2019

1. Westamerica Bancorporation

2. Glacier Bancorp, Inc.

3. CVB Financial Corp

4. Heritage Financial Corporation

5. Columbia Banking System

6. TriCo Bancshares

7. Pacific Premier Bancorp

8. Banner Corporation

→ **9. HomeStreet**

WORST AMONG PEERS

Source: Bloomberg. Data as of 5/23/2019
Peers include BANR, GBCI, COLB, HFWA, PPBI, WABC, CVBF and TCBK.



HomeStreet Has Not Generated Strong Financial Performance

The Bank Underperforms on EVERY Meaningful Metric

RETURN ON ASSETS (%)



As Of Fiscal Year 2018

1. CVB Financial Corp
2. Glacier Bancorp, Inc.
3. Columbia Banking System
4. Banner Corporation
5. Westamerica Bancorporation
6. Pacific Premier Bancorp
7. TriCo Bancshares
8. Heritage Financial Corporation
9. **HomeStreet**

RETURN ON EQUITY (%)



As Of Fiscal Year 2018

1. Glacier Bancorp, Inc.
2. Westamerica Bancorporation
3. CVB Financial Corp
4. TriCo Bancshares
5. Banner Corporation
6. Pacific Premier Bancorp
7. Columbia Banking System
8. Heritage Financial Corporation
9. **HomeStreet**



Source: FactSet

4 Return on Average Assets: HMST Is One of the Lowest in the Country

Of 207 Banks with Assets Between $2 bn and $50 bn, HomeStreet ranks 198th

Home BancShares, Inc. (2.06%), Western Alliance Bancorporation (2.05%), First Financial Bankshares, Inc. (1.98%), PacWest Bancorp (1.91%), Eagle Bancorp, Inc. (1.91%), Bank OZK (1.9[illegible]%), ServisFirst Bancshares, Inc. (1.88%), People's Utah Bancorp (1.87%), Preferred Bank (1.83%), East West Bancorp, Inc. (1.82%), International Bancshares Corporation (1.[illegible]), RBB Bancorp (1.78%), Commerce Bancshares, Inc. (1.77%), Stock Yards Bancorp, Inc. (1.75%), LegacyTexas Financial Group, Inc. (1.72%), Merchants Bancorp (1.7[illegible]ay General Bancorp (1.69%), Lakeland Financial Corporation (1.68%), BancFirst Corporation (1.65%), FB Financial Corporation (1.65%), First BanCorp. (1.65%), First Mer[illegible] Corporation (1.64%), Enterprise Financial Services Corp (1.64%), City Holding Company (1.62%), CVB Financial Corp. (1.59%), Glacier Bancorp, Inc. (1.59%), Community [illegible]), First Bancorp (1.56%), First Financial Corporation (1.56%), First Community Bankshares, Inc. (1.55%), Pinnacle Financial Partners, Inc. (1.52% [illegible] (1.52%), Republic Bancorp, Inc. (1.51%), CBTX, Inc. (1.49%), S&T Bancorp, Inc. (1.49%), Great Southern Bancorp, Inc. (1.49%), Exchange Bank (1.4[illegible]nc. (1.46%), Bryn Mawr Bank Corporation (1.46%), Independent Bank Corp. (1.46%), Home Bancorp, Inc. (1.46%), Washington Trust Bancorp, Inc. [illegible]anc Corp. (1.46%), First National Bank Alaska (1.45%), Sterling Bancorp (1.45%), Park National Corporation (1.44%), Cadence Bancorporation (1.4[illegible] Bancorp (1.44%), CenterState Bank Corporation (1.42%), First Commonwealth Financial Corporation (1.42%), Prosperity Bancshares, Inc. (1.4[illegible]orp, Inc. (1.41%), Chemical Financial Corporation (1.4%), Central Bancompany, Inc. (1.39%), 1867 Western Financial Corporation (1.39%), Nicolet Bar[illegible] Horizon National Corporation (1.38%), First National of Nebraska, Inc. (1.37%), German American Bancorp, Inc. (1.37%), TCF Financial Corporatio[illegible]ncorp. (1.36%), Carolina Financial Corporation (1.36%), Simmons First National Corporation (1.36%), United Bankshares, Inc. (1.36%), Columbia [illegible]), Independent Bank Group, Inc. (1.35%), Synovus Financial Corp. (1.35%), United Community Banks, Inc. (1.35%), United Community Financia[illegible] Corporation (1.33%), Great Western Bancorp, Inc. (1.33%), Old Second Bancorp, Inc. (1.33%), Webster Financial Corporation (1.33%), Popular, Inc. (1.32%), Renasant Corporation (1.32%), Summit Financial Group, Inc. (1.31%), West Bancorporation, Inc. (1.31%), OFG Bancorp (1.31%), Bank of Marin Bancorp (1.31%), Metropolitan Bank Holding Corp. (1.3%), Horizon Bancorp, Inc. (1.3%), First Hawaiian, Inc. (1.3%), Washington Federal, Inc. (1.3%), TowneBank (1.29%), Canandaigua National Corporation (1.29%), W.T.B. Financial Corporation (1.29%), Bank of Hawaii Corporation (1.29%), Banner Corporation (1.29%), Hope Bancorp, Inc. (1.28%), Mercantile Bank Corporation (1.28%), BancorpSouth Bank (1.28%), Cap[illegible] National Corporation (1.28%), First Busey Corporation (1.27%), BOK Financial Corporation (1.27%), Westamerica Bancorporation (1.27%), Independent Bank Corporatio[illegible], Arrow Financial Corporation (1.27%), First Interstate BancSystem, Inc. (1.26%), Sandy Spring Bancorp, Inc. (1.26%), WesBanco, Inc. (1.26%), Pacific Premier [illegible]nc. (1.25%), Veritex Holdings, Inc. (1.25%), IBERIABANK Corporation (1.25%), Southern National Bancorp of Virginia, Inc. (1.25%), Ameris Bancorp (1.24%), TriC[illegible]es (1.23%), Tompkins Financial Corporation (1.23%), South State Corporation (1.23%), Sierra Bancorp (1.22%), Hills Bancorporation (1.22%), Revere Bank (1.22%[illegible]inancial Corporation (1.21%), Umpqua Holdings Corporation (1.2%), Cambridge Bancorp (1.2%), NBT Bancorp Inc. (1.2%), Brookline Bancorp, Inc. (1.19%), Pe[illegible]orp Inc. (1.19%), Texas Capital Bancshares, Inc. (1.19%), Southside Bancshares, Inc. (1.19%), Farmers & Merchants Bank of Long Beach (1.18%), Wintrust Finan[illegible]ation (1.18%), ConnectOne Bancorp, Inc. (1.16%), Hancock Whitney Corporation (1.16%), F.N.B. Corporation (1.16%), Heritage Commerce Corp (1.15%), Origin [illegible]c. (1.15%), First Citizens BancShares, Inc. (1.14%), River City Bank (1.14%), Lakeland Bancorp, Inc. (1.14%), Dacotah Banks, Inc. (1.13%), Burke & Herbert Ban[illegible] Company (1.13%), First Mid Bancshares, Inc. (1.12%), Signature Bank (1.12%), CNB Financial Corporation (1.12%), Peoples Financial Services Corp. (1.11%), Sout[illegible]inancial, Inc. (1.11%), Southern BancShares (N.C.), Inc. (1.11%), Seacoast Banking Corporation of Florida (1.11%), Trustmark Corporation (1.11%), Atlantic Union [illegible]ares Corporation (1.1%), Allegiance Bancshares, Inc. (1.1%), National Bank Holdings Corporation (1.09%), Heartland Financial USA, Inc. (1.08%), Hanmi Financial [illegible]tion (1.08%), Old National Bancorp (1.07%), Univest Financial Corporation (1.06%), Heritage Financial Corporation (1.06%), First Midwest Bancorp, Inc. (1.06%), Ban[illegible], Inc. (1.04%), Central Pacific Financial Corp. (1.04%), People's United Financial, Inc. (1.03%), TriState Capital Holdings, Inc. (1.03%), Fulton Financial Corporation (1.[illegible] Atlantic Capital Bancshares, Inc. (1.02%), Peapack-Gladstone Financial Corporation (1.01%), Amalgamated Bank (1.01%), STAR Financial Group, Inc. (1.01%), Associated Banc-Corp (1%), Old Line Bancshares, Inc. (1%), Enterprise Bancorp, Inc. (1%), Boston Private Financial Holdings, Inc. (0.99%), Equity Bancshares, Inc. (0.99%), First of Long[illegible] QCR Holdings, Inc. (0.98%), OceanFirst Financial Corp. (0.97%), Byline Bancorp, Inc. (0.97%), MutualFirst Financial, Inc. (0.97%), Guaranty Bancs[illegible] Institutions, Inc. (0.94%), Bar Harbor Bankshares (0.93%), MidWestOne Financial Group, Inc. (0.93%), Hilltop Holdings Inc. (0.93%), CIT Group In[illegible]rporation (0.93%), SmartFinancial, Inc. (0.92%), Capital City Bank Group, Inc. (0.91%), Fidelity Southern Corporation (0.91%), Berkshire Hil[illegible]mics Bank (0.87%), First Bancshares, Inc. (0.87%), Bridge Bancorp, Inc. (0.87%), Valley National Bancorp (0.86%), Flushing Financial Cor[illegible]etwork, Inc. (0.83%), Business First Bancshares, Inc. (0.83%), West Suburban Bancorp, Inc. (0.81%), Civista Bancshares, Inc. (0.81%), First [illegible]Business Bank (0.8%), Century Bancorp, Inc. (0.74%), Midland States Bancorp, Inc. (0.72%), First Internet Bancorp (0.71%), Luther Burbank Corpo[illegible], Inc. (0.69%), Customers Bancorp, Inc. (0.68%), Mid Penn Bancorp, Inc. (0.63%), TFS Financial Corporation (MHC) (0.[illegible]1%), **HomeStreet, Inc. (0.57%)**, Mercantil Bank Holding Corporation (0.54%), Banc of California, Inc. (0.44%), Opus Bank (0.42%), HarborOne Bancorp, Inc. (MHC) (0.38%), Columbia Financial, Inc. (MHC) (0.[illegible]5%), Republic First Bancorp, Inc. (0.33%), Carter Bank & Trust (0.29%), HomeTrust Bancshares, Inc. (0.25%), Howard Bancorp, Inc. (-0.2%)

#1 ROAA

#198 ROAA



Source: SNL Data as of 5/21/19

HomeStreet Has Not Addressed Its Underperforming Commercial Bank

The Commercial Bank Underperforms on <u>EVERY</u> Meaningful Metric

LOAN YIELD (%)



PPBI	5.31
TCBK	5.16
COLB	4.94
BANR	4.87
GBCI	4.81
HFWA	4.78
WABC	4.78
CVBF	4.63
HMST	4.46

WORST AMONG PEERS

COST OF DEPOSITS (%)



■ HMST ━■━ Peer Median

FY2013: 0.64
FY2014: 0.50
FY2015: 0.48
FY2016: 0.61
FY2017: 0.68
FY2018: 1.05

As Of Fiscal Year 2018

1. Westamerica Bancorporation
2. CVB Financial Corp
3. Glacier Bancorp, Inc.
4. Columbia Banking System
5. TriCo Bancshares
6. Banner Corporation
7. Heritage Financial Corporation
8. Pacific Premier Bancorp
9. **HomeStreet**

WORST AMONG PEERS



HomeStreet Has Not Addressed Its Underperforming Commercial Bank

The Commercial Bank Underperforms on <u>EVERY</u> Meaningful Metric

NET INTEREST MARGIN (NIM %)



EFFICIENCY RATIO (%)



As Of Fiscal Year 2018

1. Banner Corporation
2. Pacific Premier Bancorp
3. Columbia Banking System
4. Glacier Bancorp, Inc.
5. TriCo Bancshares
6. Heritage Financial Corporation
7. CVB Financial Corp
→ 8. **HomeStreet**
9. Westamerica Bancorporation

As Of Fiscal Year 2018

1. CVB Financial Corp
2. Pacific Premier Bancorp
3. Westamerica Bancorporation
4. Glacier Bancorp, Inc.
5. Columbia Banking System
6. Banner Corporation
7. TriCo Bancshares
8. Heritage Financial Corporation
→ 9. **HomeStreet**

WORST AMONG PEERS



Source: FactSet

HomeStreet's Untapped Opportunity in its Commercial Bank
The Performance of HomeStreet's Commercial Bank Has a Long Way To Go

Matching the peers or average banks nationally would create substantial additional net income

- Matching peer ROA would also likely expand the multiple, leading to significant upside in the stock



Source: Blue Lion. Pacific NW Peers: BANR, GBCI, COLB, HFWA; CA Peers: PPBI, WABC, CVBF and TCBK.

HomeStreet Spends More Than All Peers on CapEx

Despite its Worst-In-Class Returns, HomeStreet Deploys the Most Capital

- Since the beginning of 2013, HomeStreet has spent approximately $140 million on capital expenditures, **almost 2x - 8x MORE than peers**

- During the same time period, HomeStreet has spent more than $220 million on acquisitions

- Combined, HomeStreet has spent more than $360 million in pursuit of what the Company claims to be "exceptional growth"

- This destructive use of capital helps to explain HomeStreet's ROAA which is a fraction of its peers





HomeStreet's Executive Compensation Plans Are Flawed

- We do not believe that the composition of HomeStreet's *Human Resources and Corporate Governance Committee (HRCG)*, which acts as both the nominating and corporate governance committee <u>and</u> the compensation committee, fosters appropriate independence and fair oversight.

  - In particular, we are concerned that the Chairman of the HRCG is the son of a former employer and business partner of HomeStreet's Chairman and CEO, Mark Mason.

- HomeStreet shareholders have never received a reasonable explanation as to why Mr. Mason received a one-time $350,000 bonus in 2015 for the achievement of "closing" the Simplicity Bancorp acquisition.

- Despite missing HomeStreet's own earnings guidance every single quarter of 2017 **AND** having a record as one of the worst performing public banks since 2013, the Board inexplicably rewarded Mr. Mason with a new three-year employment agreement in January 2018.

- We believe HomeStreet's Board has failed to develop a pay-for-performance compensation program that rewards performance on metrics that matter the most, including TSR, earnings growth, profitability, efficiency ratio and the Company's outperformance relative to its peers.

  - 90% of management's non-equity cash bonuses are tied to metrics that promote growth over profitability and a qualitative assessment of risk and are adjusted to exclude growth-related expenses.



6

Mark Mason's Bonus Compensation Plan is Flawed by Design
Mr. Mason Receives Peer-level Compensation Despite Significant Relative Underperformance

Performance Measure	Weight	Threshold	Target	Stretch	Results
Overall Core ROTE	25.00%	8.00%	10.23%	15.00%	4.93%
Commercial & Consumer Core ROTE	25.00%	7.00%	9.00%	11.00%	9.86%
Classified Assets to Total Assets[1]	10.00%	1.38%	0.87%	0.36%	0.24%
Core Deposit Growth	20.00%	5.00%	7.26%	11.00%	10.12%
Non-Mortgage Lending Volume (in millions)[2]	20.00%	$ 2,516	$ 3,593	$ 4,670	$ 2,925
Actual Payout as a Percentage of Target					86.82%

Source: Extracted from HomeStreet's 2019 Definitive Proxy Statement

- The only performance metric commonly used by HomeStreet's peers is *Classified Assets to Total Assets*.

- 90% of the weighted performance measures are not appropriately constructed to drive bank profitability:

  - **Core ROTE**
    - This is a pro forma number with no reconciliation table in the proxy (unlike all peer banks)
    - Although this aims to measure return on tangible equity, the pro forma net income calculation excludes expenses related to expansion into new markets (unlike all peer banks)
    - Provides no incentive for discipline on capex spending
  - **Core Deposit Growth**
    - Growth metric that fails to consider mix, rate or overall deposit costs, which are critical to overall profitability
    - This metric was achieved in 2018, despite significant deterioration in the quality of deposits
  - **Non-Mortgage Lending Volume**
    - Volume metric that does not account for loan yield or risk
    - Does nothing to deter CRE concentration ratios, in which HomeStreet is already one of highest of any bank on the West Coast.
    - Given HomeStreet's low ROA, ROE and history with problem CRE loans, it is inappropriate to have 20% of Mr. Mason's bonus compensation attributed to mere volume



Management's Pay-for-Performance Compensation Plans Are Flawed
Management Compensation is Not Aligned With Shareholders

Since 2017, HomeStreet's NEOs have received more than $11 million in total compensation despite HomeStreet's Market Cap decline over that same period of $274 million.

Mark Mason, Chairman and CEO

- Mr. Mason has been paid $8.85 million since 2013 while HomeStreet's TSR has declined 15.1% over the same period.
- Mr. Mason's total compensation almost doubled after becoming Chairman of the Board in 2015.
- In 2017, Mr. Mason received $1.89 million in total compensation - an increase of 14% over 2016 - despite HomeStreet's pre-tax earnings declining 27% and its TSR declining 8%.
- In 2018, Mr. Mason received $1.66 million in total compensation despite HomeStreet's 30% decline in pre-tax earnings and a TSR decline of 26%.

Rose Marie David, Sr. EVP, Mortgage Lending Director

- 50% of Ms. David's <u>quarterly</u> incentive compensation is based on lending volume without a corresponding incentive tied to profitability.
- Since 2013, the cumulative estimated pre-tax earnings from the mortgage origination business has been $13.7 million. Over this same period, Ms. David has received a total compensation equal to $7.7 million, of which 94% has been paid in cash.
- From 2016-2018, the cumulative estimated pre-tax loss from the mortgage origination business was more than $27 million. Over this same period, Ms. David received compensation totaling almost $3.9 million, of which 96% has been paid in cash.
- In 2018 alone, despite the fact that HomeStreet's mortgage origination business generated estimated pre-tax losses of more than $34 million, Ms. David received $0.9 million in total compensation.

William Endresen, EVP, CRE and Commercial Capital President

- 50% of Mr. Endresen's <u>monthly</u> incentive compensation is based on lending volume without a corresponding incentive tied to profitability.
- 50% of Mr. Endresen's total incentive compensation is tied to profitability that we believe is calculated incorrectly due to under-provisioning and the mis-allocation of corporate costs.
- Despite the Company's overall poor performance, Mr. Endresen's received a cumulative total compensation of $3.55 million over the past three years, of which 89% has been paid in cash.



Source: HomeStreet's 2019 Definitive Proxy

7 HomeStreet Has Zero Visibility Into Its Business

The Company Consistently Misses Consensus EPS Guidance

- HomeStreet consistently misses consensus estimates **<u>and its own quarterly guidance</u>**
- As the chart depicts, analyst estimates **<u>always</u>** decline over time
- We believe this is a direct result of poor management and strategy which has caused high complexity, lack of visibility, flawed messaging and growth being prioritized over profitability



ANNUAL EPS ESTIMATE HISTORY
Annual EPS Consensus Estimates
$5.40
$4.90
$4.40
$3.90
$3.40
$2.90
$2.40
$1.90
$1.40
$0.90
Sep-12
Mar-13
Sep-13
Mar-14
Sep-14
Mar-15
Sep-15
Mar-16
Sep-16
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
2013
2014
2015
2016
2018
2019

Source: Company reports, Bloomberg. %s represent decline from their highest value

25

HomeStreet Priced Secondary Offering <u>Prior</u> to Lowering Guidance

Thirty Days After Offering Company Guided Down 84%

HomeStreet reaffirmed its guidance during the marketing of its secondary offering as evidenced by the red line in chart.

The offering closed on December 13, 2016 when stock was near an all-time high.

Just thirty days later on January 12, 2017, HMST lowered its guidance 84%!

The stock has never recovered.

HOMESTREET'S Q4 2016 ESTIMATED EPS AND STOCK PRICE



Source: Bloomberg.



9 HomeStreet Manipulates Its SEC Mandated Performance Graph

HomeStreet Uses The Incorrect Time Period

In its 2018 10-K Filing, HomeStreet used a

4-year

stock performance graph rather than the mandated[1]

5-year

graph, in what we believe is an attempt to fool shareholders and show outperformance





HomeStreet's 2018 10-K Filing
200
175
150
125
100
75
12/31/14
12/31/15
12/31/16
12/31/17
12/31/18
HomeStreet, Inc.
Russell 2000 Index
KBW Regional Banking Index

Actual Performance With Correct Time Period
175
150
125
100
75
12/31/13
12/31/14
12/31/15
12/31/16
12/31/17
12/31/18
HomeStreet, Inc.
Russell 2000 Index (RTY)
KBW Regional Banking Index (KRX)

Source: Blue Lion Capital

[1] see 17 CFR § 229.201 - (Item 201) Market price of and dividends on the registrant's common equity and related stockholder matters.



HomeStreet Has Had Numerous Corporate Governance Failures

BOARD ENTRENCHMENT

- Classified Board*
- Combined Chairman & CEO role
- Lack of Proxy Access by shareholders

OBSTRUCTIVE VOTING STANDARDS

- Supermajority required for M&A and Charter Amendments*
- WA state statute disallows for written consent

AUDIT CONTROVERSIES

- Numerous internal control deficiencies
- Significant deficiencies regarding reliably reporting financials according to GAAP (source 424B3 8/16)
- Delayed filing Q3 2014 10Q and 2014 10K

POOR SHAREHOLDER ENGAGEMENT

- Wasted shareholder assets by rejecting our notice of intent to nominate in 2018 while inviting us to pursue the same outcome through a special meeting
- Denial of our books and records request

LACK OF DISCLOSURE

- None on Gender Pay
- Limited on CEO Succession Plans

BOARD AGE & LACK OF DIVERSITY

- Corporate Governance documents restrict directors serving until the calendar year following their 74th birthday
- Yet, directors Ederer (76), King (75) are over the limit and retiring director Indiek (81), is significantly over the limit
- Declined to meet with a group regarding board diversity



*Pending Changes

HomeStreet Fails To Act On Its Basic Fiduciary Duties To Shareholders
The Board Continues To Misrepresent The Facts Regarding Dwight Capital

- On April 29, 2019 **Dwight Capital LLC**, a large non-bank multi-family lender, sent a letter and issued a press release indicating that it was interested in acquiring HomeStreet's Fannie Mae DUS license and related mortgage servicing rights at a premium to its fair market value

- Dwight Capital made itself available to meet with HomeStreet's board at their convenience

- The next day, HomeStreet replied with a press release indicating that the Board would review the letter and stated the following:

  *"HomeStreet was not aware of Dwight Capital's interest until their press release, as **they had not previously contacted us**"* – HomeStreet, 4/30/19

- On May 22, 2019, Dwight Capital issued another release indicating its dismay regarding HomeStreet's claims:

  *"We dispute HomeStreet's assertion on April 30, 2019 that 'HomeStreet was not aware of Dwight Capital's interest until their press release, as they had not previously contacted us. Dwight Capital **has sent emails to Mark Mason in 2017 and 2018 expressing this very same interest** and Dwight Capital received a response that **'[w]e are not interested in selling our DUS license'** "* – Dwight Capital, 5/22/19

> **Not only did the Chairman and CEO lie publicly to shareholders, he presumably failed to inform the Board of Dwight Capital's initial interest. Despite the fabrication, the Board continues to back its Chairman and fails to act on its fiduciary duties to shareholders.**



Source: Company reports, Dwight Capital

HomeStreet's Board Has Used The Corporate Machinery to Impede Shareholder Rights

From 2018 to 2019, HomeStreet engaged several law firms, a public relations firm, an investment banking firm and others to protect themselves from accountability.

- **In 2018 HomeStreet spent several million dollars to block Blue Lion's attempt to nominate candidates for election to the Board.**

  - HomeStreet rejected Blue Lion's 133-page nomination notice in 2018 as deficient on technicalities that we believe could have been easily resolved with a five-minute phone call.

  - HomeStreet then refused to provide Blue Lion with a list of its shareholders so that Blue Lion could solicit votes. After Blue Lion threatened to sue HomeStreet over its right to obtain the list, HomeStreet delivered it.

  - After Blue Lion subsequently announced plans to solicit proxies "Against" two of HomeStreet's nominees at the 2018 Annual Meeting, we believe HomeStreet attempted to confuse shareholders by modifying its proxy card with the addition of an unclear voting option under the claim that it was required by Washington State Law.

  - HomeStreet also hired a new law firm to approach the Washington State Department of Financial Institutions (the "DFI") seeking an interpretation of Washington banking law that would make it more difficult for a shareholder to solicit proxies.

- **Following the 2018 annual meeting, HomeStreet modified its Bylaws without shareholder input to further restrict the ability for shareholders to engage constructively with the Board and to nominate directors.**

  - In 2019, Blue Lion received a substantially augmented D&O questionnaire compared to 2018, which included a request for information that we believe was not germane to a nomination of directors.

  - Following the submission of our 2019 nomination notice, we believe HomeStreet again attempted to manipulate the annual meeting mechanics by providing **three** business days notice to banks and brokers before setting a record date, instead of the legally required **twenty** business days.



An Example of HomeStreet's Approach to Shareholder Relations

HomeStreet's Bylaws

"To be eligible to be a nominee for election or reelection as a director of the corporation by a Holder, the person proposed to be nominated must complete and deliver (in accordance with the time periods prescribed for delivery of notice under Section 1.12) to the Secretary at the principal executive offices of the corporation a written questionnaire providing the information requested about the background and qualifications of such person and the background of any other person or entity on whose behalf the nomination is being made and a written representation and agreement **(the questionnaire and representation and agreement to be in the form provided by the Secretary upon written request)**



To: Mark Mason, Godfrey Evans, Don Voss
From: Charles Griege, Blue Lion Capital

Sirs,

As part of our intent to nominate directors to your board at the upcoming annual meeting, we will need to complete the HMST D&O questionnaire for 2019. Please forward a copy of this document as soon as practicable. Thank you,

Chuck
Charles W. Griege, Jr.



To: Charles Griege, Blue Lion Capital
From: Godfrey Evans

Dear Mr. Griege,

Please resubmit your request to the Corporate Secretary and we will respond. Please submit future communication with the independent directors through this channel as we have previously requested.

Respectfully,

Godfrey B. Evans
Executive Vice President
General Counsel
Chief Administrative Officer
Corporate Secretary



11 HomeStreet's New Advance Notice Bylaw Speaks For Itself

Complying with HomeStreet's new advanced notice Bylaw required Blue Lion to submit more than 650 pages of materials, to nominate two directors

b) To be in proper form, whether in regard to a nominee for election to the Board or other business, a Noticing Shareholder's notice to the Secretary must:
i. Set forth, as to each Holder, the following information together with a representation as to the accuracy of the information:
A. such Holder's name and address as they appear on the corporation's books and the name and address of such Holder's affiliates or associates,
B. the class or series and number of shares of the corporation that are, directly or indirectly, owned of record by such Holder or any of its affiliates or associates, and the class or series and number of shares of the corporation that are, directly or indirectly, beneficially owned by such Holder or any of its affiliates or associates,
C. any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the corporation or with a value derived in whole or in part from the value of any class or series of shares of the corporation, or any derivative or synthetic arrangement having the characteristics of a long position in any class or series of shares of the corporation, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the corporation, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the corporation, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of shares of the corporation, through the delivery of cash or other property, or otherwise, and without regard to whether the Holder, or any of its affiliates or associates, may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the corporation (any of the foregoing, a "Derivative Instrument") that is directly or indirectly owned beneficially by the Holder or any of its affiliates or associates and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the corporation,
D. any proxy, contract, arrangement, understanding or relationship pursuant to which such Holder, or any of its affiliates or associates, has any right to vote or has granted a right to vote any security of the corporation,
E. any agreement, arrangement, understanding or relationship, including any repurchase or so-called "stock borrowing" agreement or arrangement, involving such Holder or any of its affiliates or associates, directly or indirectly, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class or series of the shares of the corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such Holder or any of its affiliates or associates with respect to any class or series of the shares of the corporation, or which provides, directly or indirectly, the opportunity to profit or share in any profit
shares of the corporation (any of the foregoing, a "Short Interest"),
F. any rights to dividends on the shares of the corporation owned beneficia
separable from the underlying shares of the corporation,
G. any proportionate interest in shares of the corporation or Derivative Instru
liability company or similar entity in which the Holder or any of its affiliates or
interest in a general partner, is the manager, managing member or, direct
member of a limited liability company or similar entity,
H. any performance-related fees (other than an asset-based fee) to which
increase or decrease in the value of shares of the corporation or Derivative In
I. any significant equity interests or any Derivative Instruments or Short
associates,
J. any direct or indirect interest of such Holder or any of its affiliates or asso
any Competitor (including, in any such case, any employment agreement, col
K. any arrangements, rights or other interests described in Sections 1.12(
same household,
L. all information that would be required to be set forth in a Schedule 13D fi
such a schedule were required to be filed by such Holder or any of its affiliates or associates,
M. any other information that would be required to be disclosed in a proxy statement, form of proxy or other filings required to be made by such Holder in connection with solicitations of proxies for, as applicable, the proposal or for the election of directors in a contested election pursuant to the Proxy Rules, and
N. any other information as reasonably requested by the corporation.
In addition, to be considered timely, a Noticing Shareholder's notice shall further be updated, if necessary, so that the information provided or required to be provided in such notice remains true and correct as of the record date for the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update shall be delivered to the Secretary at the principal executive offices of the corporation not later than 5:00 p.m. Pacific Time five business days after the record date for the meeting (in the case of the update required to be made as of the record date) and not later than 5:00 p.m. Pacific Time eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update as set forth in this paragraph shall not limit the corporation's rights with respect to any deficiencies in any notice provided by a shareholder, extend any applicable deadlines hereunder or enable or be deemed to permit a shareholder who has previously submitted notice hereunder to amend or update any proposal or nomination or to submit any new proposal, including by changing or adding nominees, matters, business and or resolutions proposed to be brought before a meeting of the shareholders.
ii. If the notice relates to any business other than a nomination of a director or directors that the shareholder proposes to bring before the meeting, the notice, in addition to the matters set forth in paragraph (i) above, must set also forth:

A. a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such Holder and each of its affiliates or associates in such business,
B. the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such proposal or business includes a proposal to amend the Articles of Incorporation or these Bylaws, the text of the proposed amendment), and
C. a description of all agreements, arrangements and understandings, direct and indirect, between or among (1) such Holder and any of its affiliates or associates, on the one hand, and (2) any other person or entity (including the name of any such person or entity) in connection with the proposal of such business by such Holder.
iii. Set forth, as to each individual, if any, whom the Holder proposes to nominate for election or reelection to the Board, in addition to the matters set forth in paragraph (i) above:
A. all information relating to such individual that would be required to be disclosed in a proxy statement, form of proxy or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to the Proxy Rules (including such individual's written consent to being named in the corporation's proxy statement and any associated proxy card as a nominee and to serving as a director if elected), and
B. a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such Holder and any of its affiliates and associates, on the one hand, and each proposed nominee, and his or her affiliates and associates, on the other hand, including all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the Holder or any of its affiliates or associates were the "registrant" for purposes of Item 404 and the nominee were a director or executive officer of such registrant.
iv. A representation that the Noticing Shareholder (A) has complied with all requirements imposed by applicable law or by regulatory entities having jurisdiction over the corporation, including the change of control provisions of the Washington Commercial Bank Act, and (B) intends to vote or cause to be voted shares of stock of the corporation held by the Noticing Shareholder at the meeting and intends to appear in person or by a representative at the meeting to nominate the person or propose the business specified in the notice.

v. With respect to each individual, if any, whom the Holder proposes to nominate for election or reelection to the Board, a Noticing Shareholder's notice must, in addition to the matters set forth in in paragraphs (i) and (iv) above, also include a completed and signed questionnaire, representation, and agreement required by Section 1.13 below. The corporation may require any proposed nominee to furnish such other information as may reasonably be required by the corporation to determine the eligibility of the proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable shareholder's

rs to be elected to the Board is increased and there is no public announcement
increased Board at least 100 days prior to the first anniversary of the preceding
all also be considered timely, but only with respect to nominees for any new
ipal executive offices of the corporation not later than 5:00 p.m. Pacific Time on
s or specifying the size of the increased Board is first made by the corporation.
h in these Bylaws shall be eligible for election as directors. Only such business
e meeting in accordance with the procedures set forth in these Bylaws. Except
airman of the meeting shall have the power and duty to determine whether a
proposed, as the case may be, in compliance with the procedures set forth in
ese Bylaws, to declare that such proposal or nomination shall be disregarded.
also shall comply with all applicable requirements of the Exchange Act and the
provided, however, that any references in these Bylaws to the Exchange Act or
able to nominations or proposals as to any other business to be considered

request inclusion of proposals in the corporation's proxy statement pursuant to
at the Noticing Shareholder intends to be, governed by Rule 14a-8 under the
Exchange Act are not governed by these Bylaws.
The business to be conducted at a special meeting of shareholders shall be limited to the business set forth in the notice of meeting sent by the corporation.
1.13 SUBMISSION OF QUESTIONNAIRE AND REPRESENTATION AND AGREEMENT.
To be eligible to be a nominee for election or reelection as a director of the corporation by a Holder, the person proposed to be nominated must complete and deliver (in accordance with the time periods prescribed for delivery of notice under Section 1.12) to the Secretary at the principal executive offices of the corporation a written questionnaire providing the information requested about the background and qualifications of such person and the background of any other person or entity on whose behalf the nomination is being made and a written representation and agreement (the questionnaire and representation and agreement to be in the form provided by the Secretary upon written request) that such person:
(a) is not and will not become a party to:
i. any Voting Commitment that has not been disclosed to the corporation, or
ii. any Voting Commitment that could limit or interfere with the person's ability to comply, if elected as a director of the corporation, with the person's fiduciary duties under applicable law,
(b) is not and will not become a party to any Compensation Arrangement that has not been disclosed to the corporation,
(c) if elected as a director of the corporation, will (i) comply with all informational and similar requirements of applicable insurance policies and laws and regulations in connection with service or action as a director of the corporation; (ii) comply with all applicable publicly disclosed corporate governance, conflict of interest, stock ownership, confidentiality and trading policies and guidelines of the corporation; and (iii) act in the best interests of the corporation and its shareholders and not in the interests of individual constituencies,
(d) intends to serve as a director for the full term for which such individual is to stand for election and
(e) will promptly provide to the corporation such other information as it may reasonably request.



HomeStreet Seemingly Has A Culture Problem
Not A Good Place To Work, According to Glassdoor Ratings

HomeStreet's employees have a negative view of the Company, its outlook and its CEO

CEO APPROVAL RATINGS[1]



"POSITIVE" BUSINESS OUTLOOK[1]





Sources: [1] www.Glassdoor.com
Note: Ratings are shown as-is and cannot be verified for accuracy

ETHICAL , CULTURAL, MANAGEMENT AND LEADERSHIP CONCERNS

"Management is not held accountable for bad behavior…Employees do experience retaliation for reporting unethical behavior and I have seen some employees punished for giving notice of resignation. Several of the high-level male executives (including the CEO) harass female employees: one woman was forced to resign when news of her affair with one executive became public." – Former Employee in Seattle, WA (Inconsistent Standards, Limited Opportunities, Abusive Senior Leadership, Zero Accountability for Managers - Jun 24, 2016) [1]

"I was in [REDACTED] and it was ridiculous the money spent on trips and very expensive offices while our division lost money…I want to remain anonymous due to the retribution the whistleblowers received from calling the SEC."[4]

"No culture to speak of. Morale is lacking and suggestions to help are frowned upon." – Former Employee (Department Supervisor) in Seattle, WA (Needs Mindset Update - December 5, 2018) [1]

"Hostile work environment. High turnover. Mis managed [sic]." – Former Employee (Universal Banker) in Federal Way, WA (Stay Far Away! - March 4, 2018) [1]

"In spite of a CEO who is a laughing stock due to his poor performance, among other things, many of the lower tier managers [emphasis added] are good…Clean up the board." – Current Employee in Seattle, WA (Poor Leadership - Bank is about to take a dive. - April 11, 2018) [1]

"Lastly, hire a more diverse work group of people. The office was filled with middle aged white women. You had 4 men, 3 of which were laid off, and you had 1 Asian woman, again, who you laid off." – Former Employee (Mortgage Loan Processor) in Vancouver, WA (Loan Processor & Underwriter - September 15, 2017) [1]

"The C-level leaders are anything but honest in managing this bank"[4]

"Sr. Management does not communicate a vision. They do not communicate the future of the company…Get a grip. You [Senior Management] hear, but you don't listen." – Current Employee (Management) (Getting Ready to Sell? - April 7, 2019)[1]



HomeStreet Seemingly Has A Culture Problem
Not A Good Place To Work

ETHICAL , CULTURAL, MANAGEMENT AND LEADERSHIP CONCERNS

"Too much politics and moving targets." – Former Employee in Seattle, WA (Manager - December 22, 2018)[1]

"Everything [besides compensation]. No support by management and upper management as they do not show any consideration for their employees and expectations are beyond belief…Change the culture and some managers…" – Former Employee in Federal Way, WA (Would never recommend - February 16, 2019)[1]

"Lots of politics, Sr management is not forward thinking, Hr doesn't hold employees accountable for sleeping with clients and accepting gifts." – Former Employee (Would Not Recommend. Better Banks to Work For - March 28, 2019)[1]

"Zero work-life balance, manager used to take a bunch of people out for drinks after and they would decide which woman was more 'worthy of their attention' than others. Disgusting leadership. They hired an entire room filled with people only to lay off 7/8ths of them months later. Sickening." – Former Employee (Administrative Assistant) in Vancouver, WA (All that fuss for nothing - May 13, 2019)[1]

"There are way too many layers of management, and way too many pieces of management, who do nothing, and who do not take care of the employees on the front lines. This leads to a workplace culture that I found to be very negative…" – Former Employee (Originator) in CA (A Mis-Managed Opportunity - May 18, 2017) [3]

"This bank is rotten to the core by the executive management team."[4]

"Poor leadership…Better management [needed]." – Former Employee (Stressfull - April 4, 2019)[1]

"If the current employees, customers and regulators really knew what was going on they would be shocked."[4]

Sources: [1] www.Glassdoor.com, [2] www.InHerSight.com, [3] www.Indeed.com, [4] www.FixHMST.com,
Note: Quotes are shown as-is and cannot be verified for accuracy



HomeStreet Seemingly Has A Culture Problem

Not A Good Place To Work

ETHICAL , CULTURAL, MANAGEMENT AND LEADERSHIP CONCERNS

"Upper management is criminally negligent…" – Former Employee (IT Department) in Seattle, WA (Avoid until upper management changes. - April 14, 2018) [3]

"I will vote my few shares in hope that finally investors and regulators will see the truth."[4]

"CEO and board need to be replaced. They are mismanaging the bank into the ground…CEO is a joke, no one respects him…Get rid of Mark Mason" – Former Employee in Seattle, WA (This place is circling the drain - April, 13, 2018) [1]



Sources: [1] www.Glassdoor.com, [2] www.InHerSight.com, [3] www.Indeed.com, [4] www.FixHMST.com,
Note: Quotes are shown as-is and cannot be verified for accuracy

HomeStreet's Has Experienced Significant Sr. Management Turnover

HomeStreet has had **5 Chief Financial Officers in the past 7 years**

Other Executive Departures:	2019	2018
Senior Vice President, Commercial Banking	O	
Vice President, Chief Information Security Officer	O	
Interim Controller	O	
Senior Executive Vice President, Commercial Banking Division		O
Senior Vice President, Controller		O
Senior Vice President, Financial Advisory		O
Senior Vice President / Director of Strategic and Financial Analysis		O
Senior Vice President & Chief Underwriter - Fannie Mae DUS Program		O
Vice President, Accounting Operations Division Controller		O



14 Securities Law Violations At HomeStreet

"HomeStreet disregarded its internal accounting policies and procedures to come up with different testing results to enable its use of hedge accounting," said Erin Schneider, Associate Director of the SEC's San Francisco Regional Office. ***"Companies must follow the rules rather than create their own."***



U.S. SECURITIES AND EXCHANGE COMMISSION

Press Release

Financial Company Charged With Improper Accounting and Impeding Whistleblowers

Related Materials

Financial Company Charged With Improper Accounting and Impeding Whistleblowers

FOR IMMEDIATE RELEASE
2017-24

Washington D.C., Jan. 19, 2017 — The Securities and Exchange Commission today announced that Seattle-based financial services company HomeStreet Inc. has agreed to pay a $500,000 penalty to settle charges that it conducted improper hedge accounting and later took steps to impede potential whistleblowers.

HomeStreet's treasurer Darrell van Amen agreed to pay a $20,000 penalty to settle charges that he caused the accounting violations.

SEC Press Release
https://www.fixhmst.com/sec-violations



14 Securities Law Violations At HomeStreet

SEC ORDER CHARGING HOMESTREET WITH IMPROPER ACCOUNTING AND IMPEDING WHISTLEBLOWER

"HomeStreet violated Rule 21F-17(a) of the Exchange Act, which prohibits any person from taking an action to impede an individual from communicating directly with the Commission staff about a possible securities law violation."



UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 79844 / January 19, 2017

ACCOUNTING AND AUDITING ENFORCEMENT
Release No. 3852 / January 19, 2017

ADMINISTRATIVE PROCEEDING
File No. 3-17801

In the Matter of

HOMESTREET, INC. and
DARRELL VAN AMEN,

Respondents.

ORDER INSTITUTING CEASE-AND-DESIST PROCEEDINGS PURSUANT TO SECTION 21C OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND IMPOSING A CEASE-AND-DESIST ORDER

I.

The Securities and Exchange Commission ("Commission") deems it appropriate that cease-and-desist proceedings be, and hereby are, instituted pursuant to Section 21C of the Securities Exchange Act of 1934 ("Exchange Act"), against HomeStreet, Inc. ("HomeStreet" or "the Company") and Darrell van Amen (collectively, "Respondents").

II.

In anticipation of the institution of these proceedings, Respondents have submitted Offers of Settlement ("Offers"), which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondents consent to the entry of this Order Instituting Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing a Cease-and-Desist Order ("Order"), as set forth below.

SEC Inquiry Findings:

- HomeStreet used improper Hedge Accounting practices
- Treasurer Darrell van Amen made unsupported adjustments to Hedge Effectiveness Testing
- HomeStreet disregarded internal accounting policies & procedures to enable use of hedge accounting
- HomeStreet's legal counsel attempted to discourage employee participation with the SEC Inquiry
- HomeStreet impeded an SEC investigation
- HomeStreet fined $500,000 and Darell van Amen fined $20,000

Yet, Despite Admitting its Audit Committee Doesn't Understand Hedge Accounting, HomeStreet:

- Claimed the $500,000 fine was "immaterial"
- Did not hold ANY employee or executive accountable
- Did not replace the sanctioned Treasurer
- Did not claw back pay of CEO, CFO or General Counsel
- Did not change the Company's auditor
- Did not replace the company's General Counsel / Chief Ethics Officer
- Did not add a new accounting or hedging expert to the Board
- Did not admit they made any mistakes



15

HMST’s Undisclosed* Loans To Insiders

The Board Should Disclose To Shareholders Important Details Regarding Several Insider Relationships

HomeStreet has made numerous large loans to entities controlled by HomeStreet directors, including:

$2,625,000 loan to International Way LLC

Undisclosed loan to Owen Way LLC in WA

$3,525,000 loan to Owen Way LLC in OR

$1,063,000 loan to DAE II LLC

Undisclosed loan to TEFCO LLC

The terms of these loans should be disclosed* to investors

Source: Washington Secretary of State, S&P Global Market Intelligence, FDIC and Federal Reserve



# of Insiders with Large Extended Loans
Total Extension of Credit to Insiders ($000s)
Total Extention of Credit to Insiders ($000s)
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
# of Insiders with Large Extended Loans
4
3
2
1
0
2007Q1 2007Q2 2007Q3 2007Q4 2008Q1 2008Q2 2008Q3 2008Q4 2009Q1 2009Q2 2009Q3 2009Q4 2010Q1 2010Q2 2010Q3 2010Q4 2011Q1 2011Q2 2011Q3 2011Q4 2012Q1 2012Q2 2012Q3 2012Q4 2013Q1 2013Q2 2013Q3 2013Q4 2014Q1 2014Q2 2014Q3 2014Q4 2015Q1 2015Q2 2015Q3 2015Q4 2016Q1 2016Q2 2016Q3 2016Q4 2017Q1 2017Q2 2017Q3 2017Q4 2018Q1
International Way, LLC
11/27/07: initial lien
7/11/12: continuation
3/8/17: termination
DAE II LLC
10/18/13: initial lien
1/13/16: termination
Owen Loop LLC
4/1/08: initial lien in OR
11/21/12: continuation in OR
2/12/13: initial lien in WA
10/19/17: continuation in OR
TEFCO LLC
10/28/13: initial lien
UCC Filing Date

* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See “Important Information” page for more detail.

How Does HomeStreet Respond to this Critique?



HomeStreet's Case For Maintaining The Status Quo

Summary of HomeStreet's Response to Our Case for Change

- "HomeStreet has listened to investor feedback"
- "HomeStreet recently appointed two new directors"
- "HomeStreet recently announced the sale of much of its mortgage business"
- "Blue Lion's candidates do not bring incremental value to the discussion"
- "Stock price outperformance in 2019 and since IPO demonstrate our abilities"

Why We Believe This Response is Not Persuasive

- Blue Lion agrees that HomeStreet has made a number of recent moves which we think are positive
  - Sale of much of the mortgage business was something we advocated for 18 months ago
  - Addition of an investor to the Board and of HomeStreet's first woman director are also positive steps
- However, we believe these actions were taken **in response to our pressure,** which started in November 2017
  - HomeStreet continues to dramatically underperform and needs to be substantially reformed
  - CEO and his hand-picked directors* remain in control; they have proven unable to get out of "last place"
- HomeStreet remains the **worst performer among its peers** and, indeed, **one of the worst in the country on ROA**
- We take no solace from recent stock price performance
  - Nearly all of 2019's performance was in the first ten calendar days as bounce-back from late December sell off
  - TSR since the IPO date is an artifact of cheap IPO price (63% of tangible book) – since 2013, the stock is down 15%
- HomeStreet is not "fixed" and would benefit from fresh perspectives on the Board
  - Our candidates have extensive experience with banks and complex financial institutions
  - Difficult to imagine that HomeStreet could be even worse than its market-bottom position today

*See appendix for discussion for discussion of interlocking relationships among directors



HomeStreet's Year-to-date* TSR Claims Are Extremely Misleading

- HomeStreet's stock saw a sharp drop at the end of 2018 due to tax loss selling

- A quick recovery in the first 10 days of 2019 represents over 60% of the YTD performance

- The remaining return has been driven by the Board finally accepting Blue Lion's recommendations regarding its mortgage business

2018 Annual Meeting

Year-end Tax Loss Selling & Subsequent Repurchasing

HMST announces stock buyback

Blue Lion recommends HMST announce a $60 million buyback. HMST's Board refuses

HMST Announces Exploring Sale of Mortgage Bank



*From HMST 2019 letter to shareholders
Source: Bloomberg. As of 5/23/19. Pacific NW Peers: BANR, GBCI, COLB, HFWA; CA Peers: PPBI, WABC, CVBF and TCBK.

43

HomeStreet Claims It Is "Transforming" From Being A Troubled Thrift

- Mark Mason is fond of claiming HomeStreet is in the midst of a 7-year "transformation" of a troubled thrift into a successful bank

> *"We have made substantial changes in our business as part of our long-term strategic plan to **convert a troubled thrift into a leading West Coast major market footprint regional bank**"*
>
> *-- Mark Mason, Q1 2019 Earnings Call*

- This story has no basis in reality:

    - HomeStreet is not a "troubled" institution – it is just poorly run

    - Level of non-performing assets is in line with peers and has been since 2014

    - This story is just a convenient excuse for underperformance, 7+ years after the IPO



HomeStreet Also Claims It Has Had "Exceptional Growth"

At best, HomeStreet's growth narrative is disingenuous – ignoring, for example, the significant growth in share count and benefits of tax reform to net income

> *In the years since our IPO the Company has continuously grown the key metrics that drive value.*
>
> - Total assets have grown from $2.3 billion to $7.2 billion, an 18% compound annual growth rate ("CAGR") (as of March 31, 2019).
> - Tangible equity has increased from $191.2 million to $717.2 million, a 21% CAGR (as of March 31, 2019).
> - Our loans held for investment have grown from $1.3 billion to $5.3 billion, a 22% CAGR (as of March 31, 2019).
> - Our deposit base has grown from $2.0 billion to $5.2 billion, a 15% CAGR (as of March 31, 2019).
> - Our retail branch footprint has expanded from 20 to 63 branches (as of March 31, 2019).
> - We were ranked the 4th largest bank headquartered in Washington State by assets (as of December 31, 2018).

From HMST 2019 letter to shareholders

On the measures that matter, there has been no meaningful "growth":

- The stock price and TSR is negative over the last six years (-15.1% since 2013)

- EPS growth is negative (GAAP = 8% decline; company's adjusted EPS is 18% decline)

- Tangible book growth ignores share count growth (13.4% CAGR) due to capital raising, acquisitions and tax reform benefits ($28 million in last two years)

The measure with a noticeably high growth rate is CEO pay

- Since 2013, Mr. Mason's total compensation has increased at a CAGR of 21%



HomeStreet has Mischaracterized Blue Lion's Communication With the Washington DFI and is Misleading Shareholders

- We believe HomeStreet is attempting to mislead and scare investors regarding the Washington State Department of Financial Institutions ("DFI") in their 2019 letter to shareholders:

> Concerningly, Roaring Blue Lion has failed to disclose this material risk to investors again this year. Roaring Blue Lion has filed a notice with the DFI in connection with the 2019 Annual Meeting that is currently pending. It cannot legally vote proxies for 25% or more of the shares until the DFI approves its request or the statutory comment period has passed. These regulatory requirements are outside of the Company's control.

- **The reality:**
  - Blue Lion filed its application with the DFI on April 9, 2019.
  - The DFI deemed the application complete on May 9, 2019.
  - Blue Lion's 2019 proxy appropriately discloses the risk.
  - Blue Lion recently met with the DFI, and they said the following:
    - The DFI has no concerns regarding Blue Lion Capital or its application.
    - The statutory review period is 30 days.
    - Given the likely scrutiny of the DFI's decision, they appear to be inclined to take the full 30 days.
    - June 7, 2019 is the date that the statutory review period ends and DFI is expected to render its decision.



Who Can Best Help HomeStreet Perform Well?



For Change to Occur, New Board Members are Required

- **HomeStreet has a long record of underperformance**

- **Aside from the Company's new female director, HomeStreet's incumbent nominees (Mason and Voss) have been part of the Company's problems**

- **Both have also been involved in several prior corporate governance failures or underperforming companies**

  - There is no reason to believe that Mr. Mason or Mr. Voss can fix HomeStreet after being responsible for its long history of underperformance.

- **Blue Lion's nominees are thoughtful, experienced and willing to assist**

  - Mr. Griege has been investing in banks for more than 30 years. He received recommendations from 4 leading bank executives

  - Mr. Tanemura was a Goldman Sachs partner with significant experience in financial markets and credit businesses



HomeStreet – Timeline Of Corporate Governance Failures

Mason and Voss Have Overseen Multiple Performance, Accounting and Corporate Governance Failures

President and Chief Executive Officer

Vice Chairman	Chairman

Mark Mason
[CEO since 2010]

Board Member

Chairman, Enterprise Risk Management Committee

Audit Committee

Donald Voss
[Director since 2015]

2010	2011	2012	2013	2014	2015	2016	2017	2018	2019

FDIC/OTS Cease & Desist

Tax Gross Ups

Undisclosed* Related Party Transactions

Corporate Governance Failures

SEC Investigation & Fine

**Disenfranchising shareholders
(2018-2019 proxy contests)**

IMPORTANT TAKEAWAYS

Under Mason and Voss, HomeStreet has been plagued with numerous corporate governance failures, which we believe showcases a failure to properly oversee HomeStreet's audit, compliance, ethics and compensation matters.



* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

Mark Mason's Checkered Past – Fidelity Federal Bank, FSB

His Career Problems Pre-date HomeStreet

Mark Mason was President and CEO of Fidelity Federal Bank, FSB and its holding company, Bank Plus Corporation, from May 1998 to January 2002. (He was also a Director starting in Nov. 1995)

- Beginning in 1997, Fidelity began issuing and servicing credit cards through affinity marketing arrangements.

- On October 14, 1998, the **Office of Thrift Supervision ("OTS") alleged that Fidelity lacked the infrastructure** to effectively oversee and manage the credit card program.

- On May 17, 1999, the OTS alleged numerous violations of the Equal Credit Opportunity Act (ECOA) and other consumer protection laws.

- On July 10, 2002, the Department of Justice announced a $1.6 million settlement relating to allegations that **Fidelity violated the ECOA by discriminating against subprime customers who were Latino or on welfare**.



Case 1:02-cv-03906-NG-MDG Document 2 Filed 07/25/02 Page 1 of 19 PageID #: 12

DF

IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF NEW YORK

GERSHON, J.
GO. M.J

UNITED STATES OF AMERICA	)	
Plaintiff,	)	CV 02 3906 Case No.
v.	)	FILED IN CLERK'S OFFICE U.S. DISTRICT COURT E.D.N.Y.
FIDELITY FEDERAL BANK, FSB	)	★ JUL - 8 2002 ★
Defendant.	)	BROOKLYN OFFICE

SETTLEMENT AGREEMENT AND ORDER

The United States of America filed this Action against defendant Fidelity Federal Bank, FSB ("Fidelity") alleging a pattern or practice of violations of the Equal Credit Opportunity Act, 15 U.S.C. §§ 1691, et seq. ("ECOA"), and its implementing regulation at 12 CFR Part 202 ("Regulation B"). Fidelity has denied the allegations and asserts that it is committed to compliance with the fair lending laws and regulations and that it has conducted its lending at all times in accordance with ECOA

The DOJ Case Timeline can be found at https://www.clearinghouse.net/chDocs/public/FH-NY-0021-0002.pdf

Mark Mason's Checkered Past – First Alliance Corporation

His Career Problems Pre-date HomeStreet

Mark Mason was a Board Member and CFO at First Alliance Corp. and First Alliance Mortgage Corp. from November 1995 to May 1998.

- On May 7, 1998 the **AARP joined a lawsuit that claimed FACO/FAMC committed fraud and elder abuse** for allegedly engaging in predatory lending practices.

- On May 12, 1998, Mr. Mason leaves First Alliance.

- On March 23, 2000, the FTC sued FACO/FAMC claiming the bank engaged in predatory lending practices during the time of Mr. Mason's employment with the bank .

- On March 21, 2002, the **FTC announced a $60 million "consumer redress" settlement** with First Alliance, calling it *"…one of the largest consumer protection recoveries in FTC history."*

Home » News & Events » Press Releases » Home Mortgage Lender Settles "Predatory Lending" Charges

Home Mortgage Lender Settles "Predatory Lending" Charges

Settlement Could Mean As Much As $60 Million in Consumer Redress

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FOR RELEASE

March 21, 2002

Nearly 18,000 borrowers could receive as much as $60 million dollars in compensation under the terms of a settlement of a lawsuit involving a California-based home mortgage lender and its chief executive officer.

The settlement with First Alliance Mortgage Company (First Alliance) was announced today by the Federal Trade Commission; the states of Arizona, California, Florida, Illinois, Massachusetts, and New York; AARP; and private attorneys for class action plaintiffs and for individual plaintiffs with unfair lending claims. The settlement must be approved by a federal district court in Santa Ana, California.

The agreement settles charges that First Alliance and its chief executive officer violated federal and state laws in making home mortgage loans to customers. The settlement was obtained through a joint effort of the governmental agencies and private plaintiffs' counsel.

The settlement creates a consumer redress fund that will include all of the remaining assets of First Alliance and its affiliates, now being liquidated in bankruptcy court, as well as a payment of $20 million from Brian Chisick and his wife, Sarah Chisick. The settlement amount is one of the largest consumer protection recoveries in FTC history.



The FTC Case Timeline can be found at https://www.ftc.gov/enforcement/cases-proceedings/x010029/first-alliance-mortgage-company-first-alliance-corporation

Potential Disruption From Voting Mr. Mason Off The Board

- Mr. Mason was CEO <u>without</u> the "Chairman" title as recently as 2015

- The separation of powers is the logical next-step for this underperforming bank

- If Mr. Mason chose to quit as CEO after not being re-elected:

  - The Board would execute the succession plan that is required to be annually submitted to regulators.

  - If the Board is unable or unwilling to execute the succession plan, we know of several exceptional executives with previous roles as CEOs at banking institutions on the West Coast that the Board could consider for an interim or permanent role



Ron Tanemura Can Bring Experienced, Fresh Perspective to the Board



MARK K. MASON

Incumbent Nominee

- Has served at HMST for almost 10 years

- TSR over the past six years is -15.1%

- Does not have a commercial banking background

- During his tenure, HMST has destroyed $360 million on capex and acquisitions

- Has a troubled career history at Bank Plus and First Alliance

- **Has a presided over numerous corporate governance failures during his tenure as Chairman, President and CEO**

- **Its time to separate the Chairman and CEO roles with a board re-fresh**



RONALD K. TANEMURA

Shareholder Nominee

- Has purchased 15,000 shares

- Director of post-reorganization of Lehman Brothers since 2012, helped to resolve one of the most complex bankruptcies in history

- Former Partner, Global Co-Head of Credit Derivatives at Goldman Sachs

- Director of TPG Specialty Lending, Inc., Former Director, ICE Clear Credit and ICE Clear Europe

- Has broad experience in the financial services industry

- **Deep understanding of risk, highly regulated financial companies and strong corporate governance**

Ron Tanemura is more fit to oversee the new direction charted by HomeStreet than Mark Mason



Donald Voss Is Not a Fit Steward Of Shareholders' Interests

As Lead Independent Director, Voss Fails To Be a Robust Counter Mechanism To A Dual Chairman & CEO

Mr. Voss has an abysmal track record as a bank director

- Mr. Voss became a director of HomeStreet after the Company purchased Simplicity Bancorp in 2015, where he was Chairman and a member of the Audit Committee
- Simplicity was a converted thrift that primarily focused on single family mortgages and multi-family lending.
  - Like HomeStreet, Simplicity had a low NIM, high Efficiency Ratio, and low ROA [1]
  - While Mr. Voss was Chairman, Simplicity's operating performance declined.
- Voss failed to create meaningful shareholder value at Simplicity as the bank was ultimately sold at 94% of tangible book value

Mr. Voss' tenure at Simplicity contained many of the same allegations of corporate governance failures as he oversees today [2]

- On October 10, 2014 an investor of Simplicity filed a lawsuit alleging the Board breached its fiduciary duty, omitted material information from shareholders in order for them to cast an informed vote
- The lawsuit was ultimately settled in 2016



Simplicity Bancorp, Inc. ($000s)	2011	2012	2013	2014
Total Assets	856,439	923,330	867,377	879,188
Y/Y % Chg	(1.2%)	7.8%	(6.1%)	1.4%
Net Income	8,753	7,220	6,221	5,313
Y/Y % Chg	162.1%	(17.5%)	(13.8%)	(14.6%)
ROAA	1.00%	0.79%	0.69%	0.62%
ROAE	6.62%	4.57%	4.16%	3.78%
Net Interest Margin	3.49%	3.38%	3.29%	3.28%
Efficiency Ratio	55.8%	65.3%	72.1%	76.1%

Almost as bad as HomeStreet's 0.57%



[1] Source: SNL

[2] Source: Bushansky v. Simplicity Bancorp, Inc., et al.

Charles Griege Would Be a Good Addition to the Board



DONALD R. VOSS

Incumbent Nominee

- Director of HMST since 2015
- Never purchased a single share of stock
- Retired as a banking executive 22 years ago
- Chairman of Simplicity Bancorp until HMST purchased the bank at **94%** of tangible book

- Serves on private boards in California including a Gardens Guild, a Non-Profit Water Company, and a Sister City Association
- **Has a history of overseeing numerous corporate governance failures and financial underperformance at HomeStreet and Simplicity**



CHARLES W. GRIEGE, JR

Shareholder Nominee

- Funds he manages own 1.74 million shares
- Shareholder of HMST since its IPO in 2012
- Founder and Managing Partner of Blue Lion Capital since 2005 with excellent returns
- Bank investor for over 30 years

- Worked at the Federal Home Loan Bank of Dallas during the savings and loan crisis and witnessed the formation of the Resolution Trust Corporation (RTC) which disposed of the troubled assets
- **Has broad capital markets experience including analyzing bank financials, strategy and capital allocation**

Charles Griege recommended the entire turnaround plan currently being implemented by HMST over eighteen months ago. Given Blue Lion's significant investment in HomeStreet, Mr. Griege has more aligned interests with shareholders than Mr. Voss.



Shareholders Have Voted for Change in the Past

Proxy Advisors Have Recommended Votes Against HomeStreet's Nominees in the Past – Including Mason & Voss

EXERPTS FROM PROXY ADVISOR REPORTS

*"A vote **AGAINST director nominees Mark K. Mason**, Victor H. Indiek, and **Donald R. Voss** is warranted for amending employment agreements with certain executives that did not remove their entitlement to problematic excise tax gross-up payments.."* – ISS 2016

*"In our view, the Company should **strengthen its corporate governance practices to acknowledge accountability**. We recommend the Company declassify its Board to allow shareholders to make necessary changes in board composition annually and to **separate the roles of Chairman and CEO due to the presence of the inherent conflict of interest**."* – Egan Jones 2018

*"HomeStreet's **history as a public company has been marked by a number of corporate governance shortcomings**, including board independence and attendance concerns, problematic compensation practices, and an accounting and related whistleblower controversy, which have translated into several instances of low investor support for director nominees."* – ISS 2018

Director	Mason	Indiek	Voss	King	Kirk	Ederer	Boggs	Smith	Patterson
Proxy Advisor Recommendations									
2016									
Recommendation	Against*	Against*	Against*						
Vote Support For	66%	63%	63%						
2017									
Recommendation				Against*					
Vote Support For				59%					
2018									
Recommendation							Against*	Against**	
Vote Support For							53%	78%	

* Recommendations of ISS
** Recommendation of Egan Jones



Summary



Summary
Change Is Needed at HomeStreet

- HomeStreet has **been poorly run** and is a **dramatic underperformer** across many metrics

  - Among its Pacific Northwest and California Peers, HomeStreet is a clear bottom performer on most metrics that matter to a bank: loan yield, cost of deposits, NIM, efficiency ratio, ROA and ROE

  - Stock price performance is well below median for all banks and, in particular, peer banks

- HomeStreet has also **exhibited a disdain for shareholder input** and has **monkeyed with the election machinery**

  - HomeStreet publicly ridiculed Blue Lion for suggesting the sale / restructuring of the mortgage business; then HomeStreet adopted this strategy itself and claimed credit

  - HomeStreet has spent millions attempting to thwart shareholder input and votes

- HomeStreet's Board remains a close-knit group, many of whom have worked with the CEO since the 1990s

- In the face of such underperformance and disdain for corporate governance:

  - Shareholders should send a **message** to the Board

  - Shareholders should **elect directors that can bring new ideas** and fresh perspectives



Fifteen Reasons A Refreshed Board is Needed at HomeStreet

1 Substantial TSR underperformance over 1-, 3-, and 5-years

2 Slow to adjust strategy and exit mortgage businesses

3 Low valuation is evidence of lack of market confidence in management

4 Performance is among worst at any bank in the U.S.

5 Spent **$360** million on capex and acquisitions with no return

6 Misaligned executive compensation

7 **7** consecutive earnings misses 2016-2018

8 Priced secondary offering days before missing earnings guidance by **84%**

9 Consistently misleads shareholders on performance

10 Numerous corporate governance failures

11 Manipulated election machinery (**4 times**)

12 Coarse and damaging internal culture

13 Significant CFO/Management turnover

14 History of SEC violations, fines and whistleblower lawsuit

15 Related party transactions undisclosed to shareholders



Vote The BLUE Proxy Card To Vote "FOR" Shareholder Proposals

BLUE CARD

COMPANY PROPOSAL #2 Advisory Vote On The Compensation of Named Executive Officers	**VOTE AGAINST** The Company's compensation practices are not constructed in the best interest of the Company & shareholders
COMPANY PROPOSAL #3 Ratification Of The Company's Public Accounting Firm	**VOTE FOR** Ratification is on a non-binding basis
COMPANY PROPOSAL #4 Ratification Of Exclusive Forum Selection Bylaw	**VOTE AGAINST** Would limit shareholders' rights and options with grievances against the Company or its directors
COMPANY PROPOSALS #5 & #6 Declassify The Board, Eliminate Supermajority Vote To Approve Major Corporate Changes	**VOTE FOR** The Company is finally following our lead by embracing these best practices
SHAREHOLDER PROPOSAL #7 Repeal Certain Bylaw Amendments	**VOTE FOR** Will prevent any possible interference with our right to present business at the Annual Meeting
SHAREHOLDER PROPOSAL #8 Vote For An Independent Chair	**VOTE FOR** An independent chair is important at an underperforming company like HomeStreet



Contact Information

Blue Lion Capital
8115 Preston Road
Suite 550
Dallas, TX 75225

Chuck Griege
chuck@bluelioncap.com
214-855-2430

Brad Berry
brad@bluelioncap.com
214-855-2430

Justin Hughes
Justin@bluelioncap.com
214-855-2430





For additional information or assistance voting your shares please contact Blue Lion Capital's proxy solicitor

M O R R O W
S O D A L I

509 Madison Avenue
Suite 1206
New York, NY 10022

Shareholders Call Toll Free:
(800) 662-5200

Email:
BlueLion@morrowsodali.com



Appendix

Additional Information About HomeStreet's Interconnected Board and Undisclosed* Loans



HomeStreet's Interconnected Directors

This interconnected web is a handpicked Board by Mark Mason.

It lacks accountability as evidenced by the SEC investigation, HMST's compensation practices, undisclosed* insider loans and undisclosed* related party dealings.

Further, several members of management and the Board were associated with institutions that had regulatory and/or financial issues.

Under Mark Mason, Bank Plus / Fidelity Federal Bank failed compliance exams and the Department of Justice filed multiple lawsuits alleging subprime credit card and consumer protection issues.



* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

HomeStreet – Undisclosed* Loans To Insiders

The Board Should Disclose To Shareholders Important Details Regarding Several Insider Relationships

Since Q1 2012, quarterly FDIC call reports indicate that there were **two loans outstanding to insiders of the Company for as much as $13.3 million** that have not been disclosed in SEC filings to shareholders.

HOMESTREET BANK	FFIEC 041
RSSD-ID 258771	Quarter End Date 12/31/2012
Last Updated on 4/2/2013	32

Schedule RC-M - Memoranda

Dollar amounts in thousands

1. Extensions of credit by the reporting bank to its executive officers, directors, principal shareholders, and their related interests as of the report date:			1.
a. Aggregate amount of all extensions of credit to all executive officers, directors, principal shareholders, and their related interests............	RCON6164	13,293	1.a.
b. Number of executive officers, directors, and principal shareholders to whom the amount of all extensions of credit by the reporting bank (including extensions of credit to related interests) equals or exceeds the lesser of $500,000 or 5 percent of total capital as defined for this purpose in agency regulations............	RCON6165	2	1.b.

WHY HASN'T HOMESTREET DISCLOSED THESE INSIDER TRANSACTIONS?

HOMESTREET BANK	FFIEC 041
RSSD-ID 258771	Report Date 3/31/2018
Last Updated on 4/27/2018	37

Schedule RC-M - Memoranda

Dollar amounts in thousands

1. Extensions of credit by the reporting bank to its executive officers, directors, principal shareholders, and their related interests as of the report date:			1.
a. Aggregate amount of all extensions of credit to all executive officers, directors, principal shareholders, and their related interests............	RCON6164	2,104	1.a.
b. Number of executive officers, directors, and principal shareholders to whom the amount of all extensions of credit by the reporting bank (including extensions of credit to related interests) equals or exceeds the lesser of $500,000 or 5 percent of total capital as defined for this purpose in agency regulations............	RCON6165	1	1.b.



* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

Long-Standing Director With Father-Son Related Party Relationships



Father ← - - - - - - - - → **Son**



GORDON V. SMITH

HomeStreet Loan Beneficiary

- Gordon Smith and HomeStreet's Chairman and CEO Mark Mason have a long history together

- Mr. Smith was Chairman of Bank Plus and employed Mr. Mason as CEO

- Additionally, Messrs Smith and Mason were business partners at a company founded in Virginia named TEFCO LLC

- TEFCO runs its operations principally out of Nevada and is incorporated in CA by Mark Mason

DOUGLAS I. SMITH

HomeStreet Director, Chairman Human Resources & Corporate Governance Committee

- President of Miller & Smith

- Despite his father being a business associate of the Chairman, he oversees HomeStreet's compensation structure



TEFCO – Undisclosed* Related Party Transactions

The Board Has Failed To Properly Monitor And Disclose Several Relationships to Shareholders

UNDISCLOSED* RELATED PARTY DEALS BETWEEN MARK MASON, GODFREY EVANS, DOUGLAS & GORDON SMITH

Director Douglas Smith, the Chairman of the HRCG Committee who overseas executive compensation, works with his father, Gordon Smith.



TEFCO, LLC
Chapeau, Inc.
BluePoint Energy, LLC
Elite Energy

[HomeStreet]

- Gordon Smith and Mark Mason **have business ties that go back at least to 2008** when they were in business together at **TEFCO, LLC**.
- **Gordon Smith was the largest owner of TEFCO and Mr. Mason served as the company's President**.
- HMST's **General Counsel, Godfrey Evans, had a similar role at TEFCO's** predecessor, Chapeau Inc.
- **HomeStreet has never disclosed* the longstanding relationships** between its CEO, General Counsel and the chair of the HRCG Committee.
- Public records show that **HomeStreet is now a creditor of TEFCO**.
- HomeStreet has also not disclosed* in SEC filings whether any of the parties continue to have an equity interest in the borrower.

Source: For more information please see the slide on "Important Information"



* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

HMST's Undisclosed* Loan To Gordon Smith's Company

The Board Should Disclose To Shareholders Important Details Regarding Several Insider Relationships

LLC-5 File # 200804810043

State of California
Secretary of State

FILED
In the office of the Secretary of State
of the State of California

FEB 0 8 2008

LIMITED LIABILITY COMPANY
APPLICATION FOR REGISTRATION

A $70.00 filing fee AND a certificate of good standing from an authorized public official of the jurisdiction of formation must accompany this form.

IMPORTANT – Read instructions before completing this form.

This Space For Filing Use Only

ENTITY NAME (End the name in item 1 with the words "Limited Liability Company," or the abbreviations "LLC" or "L.L.C." The words "Limited" and "Company" may be abbreviated to "Ltd." and "Co.," respectively.)

1. NAME UNDER WHICH THE FOREIGN LIMITED LIABILITY COMPANY PROPOSES TO REGISTER AND TRANSACT BUSINESS IN CALIFORNIA

TEFCO LLC

2. NAME OF THE FOREIGN LIMITED LIABILITY COMPANY, IF DIFFERENT FROM THAT ENTERED IN ITEM 1 ABOVE

DATE AND PLACE OF ORGANIZATION

3. THIS FOREIGN LIMITED LIABILITY COMPANY WAS FORMED ON 12 (MONTH) - 12 (DAY) - 07 (YEAR) in Virginia (STATE OR COUNTRY)
AND IS AUTHORIZED TO EXERCISE ITS POWERS AND PRIVILEGES IN THAT STATE OR COUNTRY

AGENT FOR SERVICE OF PROCESS (If the agent is an individual, the agent must reside in California and both Items 4 and 5 must be completed. If the agent is a corporation, the agent must have on file with the California Secretary of State a certificate pursuant to Corporations Code section 1505 and Item 4 must be completed (leave Item 5 blank).

4. NAME OF AGENT FOR SERVICE OF PROCESS

Mark Mason

5. IF AN INDIVIDUAL, ADDRESS OF INITIAL AGENT FOR SERVICE OF PROCESS IN CALIFORNIA — CITY — STATE — ZIP CODE

2260 Huntley Circle — San Marino — CA — 91108

APPOINTMENT (The following statement is required by statute and should not be altered.)

6. IN THE EVENT THE ABOVE AGENT FOR SERVICE OF PROCESS RESIGNS AND IS NOT REPLACED, OR IF THE AGENT CANNOT BE FOUND OR SERVED WITH THE EXERCISE OF REASONABLE DILIGENCE, THE SECRETARY OF STATE OF THE STATE OF CALIFORNIA IS HEREBY APPOINTED AS THE AGENT FOR SERVICE OF PROCESS OF THIS FOREIGN LIMITED LIABILITY COMPANY

OFFICE ADDRESSES (Do not abbreviate the name of the city.)

7. ADDRESS OF THE PRINCIPAL EXECUTIVE OFFICE — CITY AND STATE — ZIP CODE

8270 Greensboro Drive, Suite 810 — McLean, VA — 22102

8. ADDRESS OF THE PRINCIPAL OFFICE IN CALIFORNIA, IF ANY — CITY — STATE — ZIP CODE

2260 Huntley Circle — San Marino — CA — 91108

EXECUTION

9. I DECLARE I AM THE PERSON WHO EXECUTED THIS INSTRUMENT, WHICH EXECUTION IS MY ACT AND DEED.

February 5, 2008
DATE

SIGNATURE OF AUTHORIZED PERSON

Mark Mason, Manager
TYPE OR PRINT NAME AND TITLE OF AUTHORIZED PERSON

LLC-5 (REV 04/2007) — APPROVED BY SECRETARY OF STATE

UCC Filings

1:VIRGINIA UCC Record

Debtor Information

Name: TEFCO LLC
Standardized Address: 20 INDUSTRIAL PKWY
MOUND HOUSE, NV 89706
Original Address: 20 INDUSTRIAL PARKWAY
MOUND HOUSE, NV 89706-7750

Secured Party Information

Name: HOMESTREET BANK A WASHINGTON CHARTERED SAVINGS BANK
Standardized Address: PO BOX 2345
SEATTLE, WA 98111
Original Address: PO BOX 2345
SEATTLE, WA 98111-2345

Filing Information

Original Filing Number: 13102838803
Original Filing Date: 10/28/2013
Filing Agency: SECRETARY OF THE COMMONWEALTH/UCC DIVISION
Filing Agency Address: OLD FINANCE BLDG CAPITOL SQUARE
RICHMOND, VA 23219

Filing Type: INITIAL FILING
Filing Number: 13102838803
Filing Date: 10/28/2013
Filing Expiration Date: 10/28/2018
Vendor Entry Date: 11/07/2013
Vendor Update Date: 2013

Smith and/or his Father are still tied to TEFCO

TEFCO LLC

General

SCC ID: S2436626
Entity Type: Limited Liability Company
Jurisdiction of Formation: VA
Date of Formation/Registration: 12/12/2007
Status: Canceled

Principal Office

C/O MILLER & SMITH
8401 GREENSBORO DR STE 300
MCLEAN VA22102

Registered Agent/Registered Office

NATIONAL REGISTERED AGENTS, INC.
4701 COX ROAD, SUITE 285
GLEN ALLEN VA 23060
HENRICO COUNTY 143
Status: Active
Effective Date: 7/18/2014



HMST has a lien on TEFCO from 10/13 to 10/18

* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

HomeStreet's Undisclosed* Loan To Gordon Smith's Company

The Board Should Disclose To Shareholders Important Details Regarding Several Insider Relationships

- Gaps in HomeStreet's proxy statement conveniently*
  - ***Fail*** to disclose Mr. Mason's role at Elite Energy in 2009
  - ***Fail*** to connect Mr. Mason and Mr. Evans with the company
  - ***Fail*** to show that Douglas Smith's father is a major investor with TEFCO
  - ***Fail*** to disclose that HomeStreet has a financial relationship with TEFCO

Mark K. Mason, Director, Chairman, Chief Executive Officer and President of HomeStreet, Inc. Mr. Mason has been the Company's Chief Executive Officer and HomeStreet Bank's Chairman and Chief Executive Officer since January 2010 and the Chairman of the Company since March 2015. From January 2010 until March 2015, Mr. Mason was the Vice Chairman of the Company's Board. From 1998 to 2002, Mr. Mason was president, chief executive officer and chief lending officer for Bank Plus Corporation and its wholly owned banking subsidiary, Fidelity Federal Bank, where Mr. Mason also served as the chief financial officer from 1994 to 1995 and as chairman of the board of directors from 1998 to 2002. From February 2008 to October 2008, Mr. Mason also served as president of a startup energy company, TEFCO, LLC, and he served on the boards of

Godfrey B. Evans, Executive Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary of HomeStreet, Inc. and HomeStreet Bank. Mr. Evans joined HomeStreet in November 2009 as Executive Vice President, General Counsel and Corporate Secretary. In March 2010, Mr. Evans was named Chief Administrative Officer. Mr. Evans is responsible for the delivery and management of all legal services to HomeStreet Bank and the Company, administrative management oversight of (1) the Corporate Real Estate and Facilities Group, (2) Risk and Regulatory Affairs Department and (3) the Community Relations Group. Mr. Evans has over 20 years of experience as a general counsel of a public company. Prior to joining the executive team at HomeStreet, Mr. Evans was the managing director of the bankruptcy and restructuring practice group at Marshall & Stevens beginning in 2008. Mr. Evans served as interim general counsel and chief restructuring officer for Chapeau, Inc., a cogeneration manufacturing company, from 2008 to 2009. From 2002 to 2008, Mr. Evans served as a practicing attorney and as a project professional for Resources Global Professionals, and from 1987 to 2002,

Item 3.02 Unregistered Sales of Equity Securities.

On August 22, 2008, Chapeau, Inc., a Utah corporation doing business as BluePoint Energy ("Chapeau") entered into an agreement with the Gordon V. and Helen C. Smith Foundation ("Purchaser") for the sale of 2,565,880 shares of Chapeau common stock, par value $0.001 per share (the "Common Stock"), at a purchase price of $0.3605 per share (the "Initial Purchase"), which price per

Chapeau d/b/a Bluepoint Energy raises capital from Gordon Smith

State of California
Secretary of State
STATEMENT OF INFORMATION
(Limited Liability Company)
Filing Fee $20.00. If amendment, see instructions.
IMPORTANT — READ INSTRUCTIONS BEFORE COMPLETING THIS FORM

L 5

FILED
In the office of the Secretary of State of the State of California
FEB 2 3 2009
This Space For Filing Use Only

1. LIMITED LIABILITY COMPANY NAME: BLUEPOINT ENERGY, LLC

DUE DATE:

FILE NUMBER AND STATE OR PLACE OF ORGANIZATION
2. SECRETARY OF STATE FILE NUMBER: 200903010001
3. STATE OR PLACE OF ORGANIZATION: DELAWARE

COMPLETE ADDRESSES FOR THE FOLLOWING (Do not abbreviate the name of the city. Items 4 and 5 cannot be P.O. Boxes.)
4. STREET ADDRESS OF PRINCIPAL EXECUTIVE OFFICE: 12 Industrial Parkway, Unit E — CITY AND STATE: Mound House, NV — ZIP CODE: 89706
5. CALIFORNIA OFFICE WHERE RECORDS ARE MAINTAINED (DOMESTIC ONLY): 2260 Huntley Circle — CITY: San Marino — STATE: CA — ZIP CODE: 91108

NAME AND COMPLETE ADDRESS OF THE CHIEF EXECUTIVE OFFICER, IF ANY
6. NAME: Mark K. Mason — ADDRESS: 2260 Huntley Circle — CITY AND STATE: San Marino, CA — ZIP CODE: 91108

NAME AND COMPLETE ADDRESS OF ANY MANAGER OR MANAGERS, OR IF NONE HAVE BEEN APPOINTED OR ELECTED, PROVIDE THE NAME AND ADDRESS OF EACH MEMBER (Attach additional pages, if necessary.)
7. NAME: Mark K. Mason — ADDRESS: 2260 Huntley Circle — CITY AND STATE: San Marino, CA — ZIP CODE: 91108
8. NAME — ADDRESS — CITY AND STATE — ZIP CODE
9. NAME — ADDRESS — CITY AND STATE — ZIP CODE

AGENT FOR SERVICE OF PROCESS (If the agent is an individual, the agent must reside in California and item 11 must be completed with a California address. If the agent is a corporation, the agent must have on file with the California Secretary of State a certificate pursuant to Corporations Code section 1505 and item 11 must be left blank.)
10. NAME OF AGENT FOR SERVICE OF PROCESS: National Registered Agents, Inc C1941523
11. ADDRESS OF AGENT FOR SERVICE OF PROCESS IN CALIFORNIA, IF AN INDIVIDUAL — CITY — STATE: CA — ZIP CODE

TYPE OF BUSINESS
12. DESCRIBE THE TYPE OF BUSINESS OF THE LIMITED LIABILITY COMPANY: Development of free-standing electrical power co-generation facilities for businesses.

13. THE INFORMATION CONTAINED HEREIN IS TRUE AND CORRECT.
Mark K. Mason — TYPE OR PRINT NAME OF PERSON COMPLETING THE FORM; SIGNATURE; CEO — TITLE; 2/17/09 — DATE

LLC-12 (REV 03/20…) APPROVED BY SECRETARY OF STATE

Mark Mason incorporated Bluepoint Energy, LLC

NEVADA SECRETARY OF STATE
Barbara K. Cegavske

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Officers ☐ Include Inactive Officers

President - STEVEN P BRANDON			
Address 1:	20 INDUSTRIAL WAY	Address 2:	312
City:	CARSON CITY	State:	NV
Zip Code:	89706	Country:	
Status:	Active	Email:	
Secretary - GODFREY EVANS			
Address 1:	1190 SUNCAST LANE	Address 2:	SUITE 2
City:	EL DORADO	State:	CA
Zip Code:	95762	Country:	USA
Status:	Active	Email:	
Treasurer - GODFREY EVANS			
Address 1:	1190 SUNCAST LANE	Address 2:	SUITE 2
City:	EL DORADO	State:	CA
Zip Code:	95762	Country:	USA
Status:	Active	Email:	
Director - GORDON V SMITH			
Address 1:	8401 GREENSBORO DRIVE	Address 2:	SUITE 300
City:	MCLEAN	State:	VA
Zip Code:	22101	Country:	USA
Status:	Active	Email:	

Godfrey Evans and Gordon Smith as Officers of Chapeau

* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.



Long-Standing Director With Father-Son Related Party Relationships





Father ← ·········· → Son

DAVID A. EDERER

HomeStreet Director, Chairman Emeritus

> Joined HomeStreet's Bank Board in 2004. Became Director of HomeStreet, Inc. in 2005

> Chairman of the Board 2009 - 2015

> Has been a member of every Board committee

> Current Chairman of Ederer Investment Company

> Former CPA and audit manager for Price Waterhouse

> Served on board of Cascade Natural Gas with HomeStreet Director Scott Boggs

DANIEL D. EDERER

HomeStreet Loan Beneficiary

> President of Ederer Investment Company

> Member of GEM Real Estate Partners, a real estate investment company



Ederer Investment Company – Undisclosed* Related Party Loans

The Board Should Disclose To Shareholders Important Details Regarding Several Insider Relationships

UNDISCLOSED* RELATED PARTY LOANS BETWEEN HOMESTREET AND ENTITIES CONTROLLED BY CHAIRMAN EMERITUS DAVID EDERER AND HIS SON, DANIEL EDERER, ARE TROUBLING

Chairman Emeritus Ederer, serves on the committees that oversee related party transactions, accounting practices and risk management.



Ederer Investment Company

DAE II LLC

International Way, LLC

Owen Loop LLC

↔ [HomeStreet]

> David Ederer and his son, Daniel Ederer, manage an investment firm named Ederer Investment Company.
> **HomeStreet has never disclosed* the longstanding relationship** between entities controlled by its Chairman Emeritus and his son.
> Public records show that **HomeStreet is now a creditor of many of Ederer's entities.**
> HomeStreet has also not disclosed* whether any of the parties continue to have an equity interest in the borrower.

Sources: Washington Secretary of State, Lexis Nexis, Google

* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.



HMST's Undisclosed* Loan To David and Daniel Ederer's Company

$2,625,000 loan from HomeStreet to Ederer's International Way, LLC – Shareholders Deserve To Know More





State of Washington

Secretary of State
CORPORATIONS DIVISION
James M. Dolliver Building
801 Capitol Way South
PO Box 40234
Olympia WA 98504-0234
360.753.7115

602 756 503

FILED
SECRETARY OF STATE
SAM REED
AUG 23, 2007
STATE OF WASHINGTON

Application for Limited Liability Company

Office Information

Application ID 937293
Tracking ID 1355035
Validation ID 1123289-001
Date Submitted for Filing: 8/23/2007

Contact Information

Contact Name Catherine Vuong
Contact Address 1001 Fourth Avenue Suite 4200
Seattle
WA
98154

Contact Email cvuong@helsell.com
Contact Phone 206-292-1144

Certificate of Formation

Preferred Name 5209 SE INTERNATIONAL WAY, LLC
Physical Address 601 Union Street #3010
Seattle
WA
98101

Purpose Any Lawful Purpose
Duration Perpetual

Formation Date Effective Upon Filing by the Secretary of State
Expiration Date 8/31/2008
Limited Liability Company Management Manager
Members Signature Attached

Registered Agent Information

Agent is Individual
Agent Name John Ederer
Agent Street Address 1001 Fourth Avenue Suite 4200
Seattle
WA
98154

Agent Mailing Address Same as Street Address

Agent Email Address
Submitter/Agent Relationship Submitter has signed consent of specified agent

Members Information

Members Signatures On File

Member #1
Member Name Ederer Investment Company
Member Address 601 Union Street
#3010
Seattle
WA
98101

Source: Washington Secretary of State

Source: Lexis Nexis

NO.	ADDRESS	STATUS	PURCHASE PRICE	SALE PRICE	STATE	ACTIONS
1	5209 SE International Way Portland, OR 97222-4603 Clackamas County Source: B	Current	$3,500,000.00		OR	Get Property History Report Get Location Report Source

Owner 1 Information
- INTERNATIONAL WAY LLC
- 601 Union St
  Seattle, WA 98101-2341
  King County

Seller 1 Information
- TRIAD MILLING SUPPLY LLC

Legal Information
- Parcel Number: 12E31CD00400
- Assessment Year: 2016
- Recording Date: 11/27/2007
- Document Type: ASSESSOR
- Assessed Value: $3,462,301.00
- Market Land Value: $1,410,744.00
- Total Market Value: $5,018,854.00
- Type of Address: INDUSTRIAL (GENERAL)

Owner 2 Information
- INTERNATIONAL WAY LLC
- 601 Union St Ste 3010
  Seattle, WA 98101-3913
  King County

Borrower 1 Information
- INTERNATIONAL WAY LLC
- 601 Union St
  Seattle, WA 98101-2341
  King County

Mortgage 1 Information
- Recording Date: 11/27/2007
- Loan Amount: $2,625,000.00
- Lender Name: HOMESTREET BANK
- Loan Type: UNKNOWN

Mortgage 2 Information
- Recording Date: 11/27/2007
- Contract Date: 11/27/2007
- Loan Amount: $2,625,000.00
- Lender Name: HOMESTREET BANK
- Loan Type: UNKNOWN
- Description: WARRANTY DEED

Source: UCC Filings

UCC Filings

1:WASHINGTON UCC Record

Debtor Information

Name: INTERNATIONAL WAY, LLC
Standardized Address: 601 UNION ST STE 3010
SEATTLE, WA 98101

Original Address: 601 UNION STREET, #3010
SEATTLE, WA 98101-3913

Corporation Number: 602-756-503
Corporation Type: LTD LIABILITY COMPANY

Secured Party Information

Secured 1
Name: HOMESTREET BANK

Secured 2
Name: HOMESTREET BANK
Standardized Address: 2000 TWO UNION SQUARE 601 UNION ST
SEATTLE, WA 98101

Original Address: 2000 TWO UNION SQUARE, 601 UNION STREET
SEATTLE, WA 98101

Filing Information
Original Filing Type: INITIAL FILING
Original Filing Number: 200733247684
Original Filing Date: 11/27/2007
Original Filing Time: 2:22 PM
Filing Agency: SECRETARY OF STATE/UCC DIVISION

Filing Agency Address: 405 BLACK LAKE BLVD SW
OLYMPIA, WA 98502

Filing Type: INITIAL FILING
Filing Number: 200733247684
Filing Date: 11/27/2007
Filing Time: 14:22
Filing Expiration Date: 11/27/2012

Filing Type: CONTINUATION
Filing Number: 201219380307
Filing Date: 07/11/2012
Filing Time: 12:03
Filing Expiration Date: 11/27/2017

Filing Type: TERMINATION
Filing Number: 201706720814
Filing Date: 03/08/2017
Filing Time: 13:29

Source: wayback machine for http://www.edererinvestment.com

EDERER
INVESTMENT
COMPANY

HOME ABOUT COMPANIES REAL ESTATE CONTACT

Ederer Investment Company has sponsored a number of real estate acquisitions in Washington and Oregon. We provide full-service property management to our affiliated investment partnerships.

Our customers include:

Brake & Clutch Supply * Sodo Health & Performance * Inland NW Metallurgical * Alchemy Goods * Gekin Ventures ~~(Hooverville Bar)~~ * Seasonings.net * Silver Eagle Manufacturing * ~~Sodo Hydro~~ * ~~Zeppelin Studios~~ * Naturebake (Dave's Killer Bread) * Brokk Inc. * Sapa * KT Builders Supplies * Bob's Red Mill Natural Foods * Pivotal Health Solutions * Veterans NW Construction * Tavour

P: 206.623.5042 F: 206.623.5727 601 Union Street, Suite 3010, Seattle, WA 98101

Copyright 2009 Ederer Investment Company

5209 SE International Way Portland, OR 97222



Dave's Killer Bread
SE International Way
SE International Way
Bob's Red Mill
Whole Grain Store

Source: Google maps



* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

HMST's Undisclosed* Loan To David and Daniel Ederer's Company

$3,525,000 loan from HomeStreet to Ederer's Owen Loop LLC - Shareholders Deserve To Know More

---

Corporations and Charities Filing System
iness Information

BUSINESS INFORMATION

Business Name:	
	OWEN LOOP LLC
UBI Number:	
	602 805 674
Business Type:	
	WA LIMITED LIABILITY COMPANY
Business Status:	
	ACTIVE
Principal Office Street Address:	
	601 UNION STREET #3010, SEATTLE, WA, 98101, UNITED STATES
Principal Office Mailing Address:	
Expiration Date:	
	02/28/2019
Jurisdiction:	
	UNITED STATES, WASHINGTON
Formation/ Registration Date:	
	02/19/2008
Period of Duration:	
	Perpetual
Inactive Date:	
Nature of Business:	

REGISTERED AGENT INFORMATION

Registered Agent Name:	
	DANIEL D EDERER
Street Address:	
	601 UNION STREET #3010, SEATTLE, WA, 98101-0000, UNITED STATES
Mailing Address:	
	601 UNION STREET #3010, SEATTLE, WA, 98101-0000, UNITED STATES

GOVERNORS

Title	Governors Type	Entity Name	First Name	Last Name
GOVERNOR	INDIVIDUAL		DANIEL	EDERER

Source: Washington Secretary of State

UCC Filing in WA

UCC Filings

1: WASHINGTON UCC Record

Debtor Information
Name: OWEN LOOP LLC
Standardized Address: 601 UNION ST STE 3010 SEATTLE, WA 98101
Original Address: 601 UNION STREET #3010 SEATTLE, WA 98101-3913
Corporation Number: 602805674
Corporation Type: LTD LIABILITY COMPANY

Secured Party Information
Name: HOMESTREET BANK
Standardized Address: 2000 TWO UNION SQUARE 601 UNION ST SEATTLE, WA 98101
Original Address: 2000 TWO UNION SQUARE, 601 UNION STREET SEATTLE, WA 98101

Filing Information
Original Filing Type: INITIAL FILING
Original Filing Number: 201304381943
Original Filing Date: 02/12/2013
Original Filing Time: 4:04 PM
Filing Agency: SECRETARY OF STATE/UCC DIVISION
Filing Agency Address: 405 BLACK LAKE BLVD SW OLYMPIA, WA 98502

Filing Type: INITIAL FILING
Filing Number: 201304381943
Filing Date: 02/12/2013
Filing Time: 16:04
Filing Expiration Date: 02/12/2018

Comment:: FILER REFERENCE INFO: KRISTY BERTSCH 360-956-9500, UNISEARCH, INC., 1780 BARNES BLVD SW, TUMWATER   WA 98512-0410; OAK PATCH GIFTS FACILITY

Source: UCC Filings

UCC Filing in OR

Property Information
Original Property Address: 1020 OWEN LOOP S EUGENE, OR, 97402
Standardized Property Address: 1020 OWEN LOOP S EUGENE, OR 97402-9197 LANE COUNTY
County: LANE
Data Source: B

Lender Information
Name: HOMESTREET BANK
Address: 98101
Type: BANK

Legal Information
Assessor's Parcel Number: 17-04-32-14-00100-000
Recording Date: 04/01/2008
Contract Date: 03/28/2008
Document Number: 2008-017983
Document Type: WARRANTY DEED
Legal Description: LOT NUMBER: 2

Sales Information
Sales Price: $3,300,000
Sales Price Description: FULL AMOUNT

Mortgage Information
Loan Amount: $3,525,000
Loan Type: UNKNOWN
Due Date: 04/01/2018
Title Company: CASCADE TITLE CO

Source: Lexis Nexis

1050 Owen Loop S Eugene, OR 97402



Source: Google maps


* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

73

HMST’s Undisclosed* Loan To David and Daniel Ederer’s Company

$1,063,000 loan from HomeStreet to Ederer’s DAE II LLC - Shareholders Deserve To Know More

Corporations and Charities Filing System
iness Information

BUSINESS INFORMATION

Business Name:
DAE II LLC

UBI Number:
602 826 566

Business Type:
WA LIMITED LIABILITY COMPANY

Business Status:
ACTIVE

Principal Office Street Address:
601 UNION STREET, SUITE 3010, SEATTLE, WA, 98101, UNITED STATES

Principal Office Mailing Address:

Expiration Date:
04/30/2019

Jurisdiction:
UNITED STATES, WASHINGTON

Formation/ Registration Date:
04/25/2008

Period of Duration:
Perpetual

Inactive Date:

Nature of Business:

REGISTERED AGENT INFORMATION

Registered Agent Name:
HELSELL FETTERMAN LLP

Street Address:
1001 FOURTH AVENUE SUITE 4200, SEATTLE, WA, 98154-0000, UNITED STATES

Mailing Address:
1001 FOURTH AVENUE SUITE 4200, SEATTLE, WA, 98154-0000, UNITED STATES

GOVERNORS

Title	Governors Type	Entity Name	First Name	Last Name
GOVERNOR	INDIVIDUAL		DANIEL	EDERER

Source: Washington Secretary of State

UCC Filings

1:WASHINGTON UCC Record

Debtor Information

Name: DAE II LLC
Standardized Address: 601 UNION ST STE 3010
SEATTLE, WA 98101

Original Address: 601 UNION STREET, SUITE 3010
SEATTLE, WA 98101-3913

Secured Party Information

Secured 1
Name: DAE II LLC

Secured 2
Name: HOMESTREET BANK
Standardized Address: 601 UNION ST
SEATTLE, WA 98101

Original Address: C/O HOMESTREET BANK COMMERCIAL REAL ESTATE, 601 UNION STRE
SEATTLE, WA 98101-2341

Filing Information
Original Filing Type: INITIAL FILING
Original Filing Number: 201329164125
Original Filing Date: 10/18/2013
Original Filing Time: 4:29 PM
Filing Agency: SECRETARY OF STATE/UCC DIVISION

Filing Agency Address: 405 BLACK LAKE BLVD SW
OLYMPIA, WA 98502

Filing Type: INITIAL FILING
Filing Number: 201329164125
Filing Date: 10/18/2013
Filing Time: 16:29
Filing Expiration Date: 10/18/2018

Filing Type: TERMINATION
Filing Number: 201601304645
Filing Date: 01/13/2016
Filing Time: 14:14
Filing Expiration Date: 10/18/2018

Comment:: FILER REFERENCE INFO: ROBIN PARSONS 4253879090, HOMESTREET CAPITAL, TWO UNION SQUARE, 601 UNION ST, SEATTLE WA 98101; 676 S INDUSTRIAL WAY

Source: UCC Filings

Borrower Information
Original Name: DAE II LLC (COMPANY/CORPORATION)
Standardized Name: DAE II LLC

Property Information
Original Property Address: 676 S INDUSTRIAL WAY
SEATTLE, WA 98108
Standardized Property Address: 676 S INDUSTRIAL WAY
SEATTLE, WA 98108-5236
KING COUNTY
County: KING
Data Source: B

Lender Information
Name: HOMESTREET BANK
Address: 98101
Type: BANK

Legal Information
Assessor's Parcel Number: 737660-0035
Recording Date: 10/18/2013
Contract Date: 10/17/2013
Document Number: 20131018000566
Legal Description: LOT NUMBER: 2&1; SUBDIVISION: ROBINSONS ADDITION; BLOCK: B; CITY/MUNI/TWNSP: SEATTLE

Mortgage Information
Mortgage Type: NON-PURCHASE MONEY
Loan Amount: $1,063,000
Loan Type: UNKNOWN
Due Date: 11/01/2023
Title Company: 1ST AM

Source: Lexis Nexis

676 S Industrial Way Seattle, WA 98108



S Industrial Way

Source: Google maps

* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See “Important Information” page for more detail.



IMPORTANT INFORMATION

*The business relationships between Mr. Mason and the father of Mr. Smith, Mr. Ederer and his son, and the related loans are items that may impact Mr. Smith's and Mr. Ederer's independence, but HomeStreet has not described them in any detail in its proxy statement, as we believe is required by Item 407(a)(3) of Regulation S-K. This Item requires that HomeStreet describe, by specific category or type, any transactions, relationships or arrangements related to a specific independent director not disclosed pursuant to Item 404(a) that were considered by the board of directors in assessing a director's independence. And just in case an issuer might overlook the importance of this disclosure, the instruction to this Item says that the description of the specific categories or types of transactions, relationships or arrangements must be provided in such detail as is necessary to fully describe the nature of the transactions, relationships or arrangements. In other words, the SEC meant it when it said that "a primary purpose of the federal proxy rules is to provide shareholders with full disclosure of all information for the exercise of their voting rights under state law and the corporation's charter." Exchange Act Release No. 56160, July 27, 2007.

Roaring Blue Lion Capital Management, L.P., Blue Lion Opportunity Master Fund, L.P., BLOF II LP, Charles W. Griege, Jr. (collectively, "Blue Lion") and Ronald K. Tanemura (together with Blue Lion, the "Participants") have filed with the Securities and Exchange Commission (the "SEC") a definitive proxy statement and accompanying form of proxy to be used in connection with the solicitation of proxies from shareholders of HomeStreet, Inc. (the "Company"). All shareholders of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants, as they contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying proxy card is being furnished to some or all of the Company's shareholders and is, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/ or from the Participants' proxy solicitor, Morrow Sodali, LLC.

Information about the Participants and a description of their direct or indirect interests by security holdings is contained in the definitive proxy statement on Schedule 14A filed by Blue Lion with the SEC on May 16, 2019. This document is available free of charge from the sources indicated above.



DISCLAIMER

This presentation, the materials contained herein, and the views expressed herein (this "Presentation") are for discussion and general informational purposes only. This Presentation does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. In addition, this Presentation should not be deemed or construed to constitute an offer to sell or a solicitation of any offer to buy any security described herein in any jurisdiction to any person, nor should it be deemed as investment advice or a recommendation to purchase or sell any specific security. Nor should this Presentation be considered to be an offer to sell or the solicitation of an offer to buy any interests in any fund managed by Roaring Blue Lion Capital Management, L.P. or any of its affiliates ("Blue Lion"). Such an offer to sell or solicitation of an offer to buy interests may only be made pursuant to definitive subscription documents.

The views expressed herein represent the current opinions as of the date hereof of Blue Lion and are based on publicly available information regarding HomeStreet, Inc. ("Homestreet" or the "Company"). Certain financial information and data used herein have been derived or obtained from, without independent verification, public filings, including filings made by HomeStreet with the Securities and Exchange Commission ("SEC") and other sources. Blue Lion shall not be responsible for or have any liability for any misinformation contained in any SEC or other regulatory filing, any third party report, or this Presentation. All amounts, market value information, and estimates included in this Presentation have been obtained from outside sources that Blue Lion believes to be reliable or represent the best judgment of Blue Lion as of the date of this Presentation. Blue Lion is an independent company, and its opinions and projections within this Presentation are not those of HomeStreet and have not been authorized, sponsored, or otherwise approved by HomeStreet. The information contained within the body of this Presentation is supplemented by footnotes which identify Blue Lion's sources, assumptions, estimates, and calculations. This information contained herein should be reviewed in conjunction with the footnotes.

In addition, the information contained herein reflects projections, market outlooks, assumptions, opinions and estimates made by Blue Lion as of the date hereof that may constitute forward-looking statements. Such forward-looking statements are based on certain assumptions and involve certain risks and uncertainties, including risks and changes affecting industries generally and the Company specifically and are subject to change without notice at any time. Given the inherent uncertainty of projections and forward-looking statements, you should be aware that actual results may differ materially from the projections and other forward-looking statements contained herein due to reasons that may or may not be foreseeable.

Therefore, Blue Lion does not represent that any opinion or projection will be realized, and Blue Lion offers no assurances as to the price of Company securities in the future. While the information presented herein is believed to be reliable, no representation or warranty is made concerning the accuracy of any data presented, the information or views contained herein, nor concerning any forward-looking statements. Blue Lion has an economic interest in the price movement of the securities discussed in this presentation, but Blue Lion's economic interest is subject to change at any time.

Blue Lion has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties, nor has it paid for any such statements. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. Blue Lion does not endorse third-party estimates or research which are used in this presentation solely for illustrative purposes. All registered or unregistered service marks, trademarks and trade names referred to in this Presentation are the property of their respective owners, and Blue Lion's use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names or the goods and services sold or offered by such owners.



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